  As filed with the Securities and Exchange Commission on March 11, 1999
                                                         Registration 333-71907
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                               EGGHEAD.COM, INC.
            (Exact name of registrant as specified in its charter)

            Washington                              5045                            91-1296187
   (State or other jurisdiction         (Primary Standard Industrial             (I.R.S. Employer
 of incorporation or organization)      Classification Code Number)            Identification No.)

                            521 S.E. Chkalov Drive
                          Vancouver, Washington 98683
                                (360) 883-3447
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                                Brian W. Bender
                            Chief Financial Officer
                               Egghead.com, Inc.
                            521 S.E. Chkalov Drive
                          Vancouver, Washington 98683
                                (360) 883-3447
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                  Copies to:

                 David F. McShea                                  James N. Strawbridge
                Patrick J. Devine                                   Jon C. Gonzales
                 Perkins Coie LLP                          Wilson Sonsini Goodrich & Rosati,
          1201 Third Avenue, 40th Floor                         Professional Corporation
          Seattle, Washington 98101-3099                           650 Page Mill Road
                  (206) 583-8888                              Palo Alto, California 94304
                                                                     (650) 493-9300

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Underwriters may not confirm sales of these securities until the registration +
+statement filed with the Securities and Exchange Commission becomes           +
+effective. This prospectus is not an offer to sell these securities and it is + +not soliciting offers to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 11, 1999

PROSPECTUS

                             5,030,000 Shares

                          [LOGO OF EGGHEAD.COM(R)]

                                  Common Stock

  Of the 5,030,000 shares of common stock offered in this prospectus, Egghead.com, Inc. is selling 5,000,000 shares and certain shareholders of Egghead.com are selling 30,000 shares. Egghead.com will not receive any of the proceeds from the sale of shares by these selling shareholders.

  Egghead.com's common stock is traded on the Nasdaq National Market under the symbol "EGGS." On March 10, 1999, the last reported sale price for the common stock on the Nasdaq National Market was $14.88 per share. See "Price Range of Common Stock."

                                   --------

                                                                Per Share           Total
 Public offering price...................................    $                 $
 Underwriting discount and commissions...................    $                 $
 Proceeds, before expenses, to Egghead.com...............    $                 $
 Proceeds to selling shareholders........................    $                 $

  Egghead.com has granted the underwriters an option for a period of 30 days to purchase up to 750,000 additional shares of common stock.

  The underwriters are severally underwriting the shares being offered. The underwriters expect to deliver the shares against payment in New York, New York
on            , 1999.

                                   --------

         Investing in the common stock involves a high degree of risk.
                    See "Risk Factors" beginning on page 6.

                                   --------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

HAMBRECHT & QUIST
          BANCBOSTON ROBERTSON STEPHENS
                    PRUDENTIAL SECURITIES

                                                 U.S. BANCORP PIPER JAFFRAY

          , 1999

[PICTURE OF EGGHEAD.COM'S HOME PAGE, WITH INSET PICTURES OF THE EGGHEAD COMPUTER, EGGHEAD SOFTWARE, EGGHEAD SURPLUS DIRECT AND EGGHEAD AUCTIONS PAGES, ACCOMPANIED BY TEXT: "In December 1998, Egghead.com was the leader, in terms of total unique visitors, among Web sites that primarily sell computer-related products (based on data from rankings by Media Metrix in the online shopping category)."]

[TEXT: "www.egghead.com]
        ---------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
     Prospectus Summary..................................................   3
     Risk Factors........................................................   6
     Forward-Looking Statements..........................................  17
     Use of Proceeds.....................................................  18
     Price Range of Common Stock.........................................  18
     Dividend Policy.....................................................  18
     Corporate Information...............................................  19
     Capitalization......................................................  20
     Dilution............................................................  20
     Selected Consolidated Financial Data................................  21
     Management's Discussion and Analysis of Financial Condition and
      Results of Operations..............................................  22
     Business............................................................  34
     Management..........................................................  45
     Principal and Selling Shareholders..................................  47
     Underwriting........................................................  49
     Legal Matters.......................................................  50
     Experts.............................................................  50
     Additional Information..............................................  50
     Information Incorporated by Reference...............................  51
     Index to Consolidated Financial Statements.......................... F-1

                               PROSPECTUS SUMMARY

  This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including "Risk Factors" and the financial statements, before making an investment decision. Except where we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                  Egghead.com

Business

  Egghead.com is a leading online retailer of personal computer hardware, software, peripherals and accessories. In February 1998, Egghead.com became the first significant traditional retailer to close all of its retail stores and shift its primary business emphasis to online retailing. In December 1998, Egghead.com was the leader, in terms of total unique visitors, among Web sites that primarily sell computer-related products (based on data from rankings by Media Metrix in the online shopping category). We have a prominent, well-recognized brand and bring to the Internet over 14 years of retailing experience. We have grown our online and related revenues from approximately $23.7 million in the quarter ended December 27, 1997 to approximately $41.9 million in the quarter ended December 26, 1998. From March 28, 1998 to December 26, 1998, the number of our customer accounts grew from approximately 460,000 to over 750,000. Repeat customers generated over 65% of the orders at our online store in the quarter ended December 26, 1998. We believe we are uniquely positioned to compete in online retailing because of our strong brand name, our merchandising expertise and the distinctive three-format shopping experience offered by our online store. In addition to computer-related products, we sell consumer electronics and other consumer and business goods, and we intend to significantly expand over time the categories of products we offer.

The Market Opportunity

  The growth of the Internet represents a substantial opportunity for companies to conduct business online. International Data Corporation estimates that sales to households over the Internet will increase worldwide from approximately $5 billion in 1997 to over $93 billion in 2002. In addition, personal computer hardware and software sales to consumers over the Internet are expected to grow from approximately $2.8 billion in 1998 to over $11 billion in 2002. The computer products retail industry is large and growing. International Data Corporation estimates that the market for personal computer products and software in the United States is expected to grow from approximately $145 billion in 1997 to approximately $218 billion in 2001.

The Egghead.com Advantage

  Egghead.com believes that it is well positioned to capitalize on the expanding online retail market because of its brand name, its merchandising expertise and the distinctive three-format shopping experience offered by its online store. Our strong, long-standing brand name gives us a distinct advantage over many new entrants in the online retail market. We believe that our brand name attracts a significant number of customers to our online shopping site, enabling us to reduce our costs of customer acquisition, and lays the foundation for long-term customer loyalty. Our merchandising history and strong supplier relationships enable us to identify, source and create compelling product offerings in a variety of categories to satisfy a wide range of customer shopping needs. We believe our merchandising expertise and skill will allow us to leverage our existing relationships with suppliers and add new suppliers and product categories to increase the breadth and number of products we offer. In addition, we have pioneered an innovative three-format shopping experience at our online store that enables customers to "Shop Three Times Smarter SM." Our online store's three shopping formats attract a broad base of customers and satisfy a variety of budget needs by offering a wide selection of competitively priced products at different points in their product life cycle. Our online store's Egghead Superstores (Egghead Computer and Egghead Software) offer customers a large selection of new, current-version computer hardware and software products at competitive prices. Our online store's SurplusDirect liquidation center offers customers excess, close-out, refurbished and reconditioned merchandise at liquidation prices. Our online store's Egghead Auctions section enables customers to bid on computer products and other consumer and business goods. We flexibly merchandise a wide variety of products among these three formats, and move products between formats, in an effort to increase revenues and accelerate our inventory turns.

Strategy

  Our objective is to be a leading online retailer of consumer and business products sold at competitive prices, building on our strong foundation as a retailer of computers and computer-related products. We plan to achieve this goal through the following key strategies:

  . Leverage Brand Recognition

  . Promote Customer Loyalty by Providing an Outstanding Shopping Experience

  . Strengthen Core Product Offerings and Expand into Other Merchandise
    Categories

  . Expand into New Markets

  . Maintain and Strengthen Relationships with Suppliers and Distributors

  . Increase Focus on Technology

  . Attract and Retain Exceptional Employees

                                  The Offering

Common stock offered by Egghead.com............. 5,000,000 shares

Common stock offered by selling shareholders.... 30,000 shares

Common stock to be outstanding after the
 offering.......................................  29,795,384 shares(1)

Use of proceeds................................. For working capital and other general corporate purposes

Nasdaq National Market symbol................... "EGGS"

--------------------

(1) This information is based on the number of shares outstanding at December 26, 1998. It includes the shares being offered by the selling shareholders pursuant to the exercise of fully vested stock options, but excludes the remaining 4,454,469 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 2,623,198 shares were subject to outstanding options as of December 26, 1998 at a weighted average exercise price of $7.04 per share. See "Capitalization" and Notes 1 and 4 of Notes to Consolidated Financial Statements.

                   Summary Consolidated Financial Information
                     (in thousands, except per share data)

                                Fiscal Year Ended              Nine Months Ended
                          -------------------------------  -------------------------
                          March 30,  March 29,  March 28,  December 27, December 26,
                            1996       1997       1998         1997         1998
                          ---------  ---------  ---------  ------------ ------------
                                                           (unaudited)
Consolidated Statement of
 Operations Data:
Net sales:
  Online................  $    149   $  1,408   $ 59,737     $ 33,150     $106,449
  Retail................   403,692    359,307    233,342      185,420          --
                          --------   --------   --------     --------     --------
    Total net sales.....   403,841    360,715    293,079      218,570      106,449
                          --------   --------   --------     --------     --------
Gross profit:
  Online................        54        249      7,721        5,060       10,124
  Retail................    69,208     56,215     28,183       31,100          --
                          --------   --------   --------     --------     --------
    Total gross profit..    69,262     56,464     35,904       36,160       10,124
Other income, net.......     2,652      3,729      2,940        2,496        5,691
Loss from continuing
 operations.............   (11,121)   (48,961)   (54,531)     (15,191)     (21,613)
Net loss................  $(10,745)  $(39,640)  $(50,231)    $(15,191)    $(21,613)
                          ========   ========   ========     ========     ========
Basic loss from
 continuing operations
 per share(1)...........  $  (0.64)  $  (2.78)  $  (2.60)    $  (0.75)    $  (0.90)
                          ========   ========   ========     ========     ========
Basic net loss per
 share(1)...............  $  (0.62)  $  (2.25)  $  (2.40)    $  (0.75)    $  (0.90)
                          ========   ========   ========     ========     ========
Shares used in per share
 calculations...........    17,437     17,581     20,967       20,241       24,123

                                                          At December 26, 1998
                                                         -----------------------
                                                                    Pro Forma
                                                          Actual  As Adjusted(2)
                                                         -------- --------------
Consolidated Balance Sheet Data:
Cash and cash equivalents............................... $ 59,017    $128,677
Working capital.........................................   39,505     109,165
Total assets............................................  116,395     186,055
Total shareholders' equity..............................   78,757     148,417

--------------------
(1) See Note 1 of Notes to Consolidated Financial Statements for information about how we calculated basic net loss per share.

(2) The "pro forma as adjusted" column reflects the application of the proceeds from the sale of 5,000,000 shares of common stock offered by Egghead.com in this prospectus at an assumed public offering price of $14.88 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

  You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially adversely affect our business, operating results and financial condition and could result in a complete loss of your investment.

We have a limited online operating history which provides little information with which to evaluate our electronic commerce business

  In February 1998, we shifted our business emphasis to the Internet and closed our remaining retail stores. We therefore have had only a limited operating history as an electronic commerce company. As a result, there is little information on which to evaluate our business and prospects as an electronic commerce company. An investor in our common stock must consider the risks and difficulties that early-stage companies frequently encounter in the new and rapidly evolving market of electronic commerce. Such risks for us include:

  . our evolving and unpredictable business model;

  . our competitors that have more established electronic commerce operations;

  . our need and ability to manage growth; and

  . the rapid evolution of technology in electronic commerce.

To address these risks and uncertainties, we must take several steps, including:

  . improving our customer service and providing outstanding order fulfillment;

  . continuing to develop and upgrade our technology, infrastructure and systems that support our online store;

  . expanding the number of products and categories of merchandise offered at our online store;

  . increasing our customer base to achieve economies of scale;

  . attracting, retaining and motivating qualified personnel; and

  . making our online store more user-friendly and appealing to customers.

  We may not be successful in implementing any of our strategies or in addressing these risks and uncertainties. Even if we accomplish these objectives, we still may not be profitable in the future.

We have a history of losses and expect future losses

  We have incurred substantial losses in the operation and closing of our former retail store network and in the operation of our electronic commerce business. As of December 26, 1998, we had a retained deficit of $96.4 million. We have not achieved profitability as an electronic commerce company, and we expect to continue to incur substantial net losses through at least the fiscal year 2001. We plan to continue to enhance our brand name through marketing and advertising programs, offer additional categories of merchandise for sale at our online store and improve and enhance our technology, infrastructure and systems. These initiatives will likely result in operating expenses that are higher than current operating expenses. We will need to generate significant revenues to achieve profitability and to maintain profitability if it is achieved. Although our revenues from electronic commerce have grown in recent quarters, such growth rates may not be sustainable and we may not become profitable in the future.

Our future revenues are unpredictable and our operating results may fluctuate significantly

  Because we have a limited operating history in electronic commerce and because electronic commerce is a new, emerging market, we cannot accurately forecast our revenues. Although our revenues from electronic commerce have grown in recent quarters, you should not use these past results to predict our future results. We base our current and future expenditures on our plans and estimates of future revenues. Our expenses are, to a large degree, fixed. We may be unable to adjust spending in a timely manner if we experience an unexpected shortfall in our revenues.

  We expect that our future quarterly operating results will fluctuate significantly because of many factors, several of which we do not control. Such factors include:

  . our ability to satisfy customers, retain existing customers and attract new customers at a steady rate;

  . our ability to acquire, price and market merchandise inventory such that we maintain gross margins in our existing business and in future product lines and markets;

  . price competition;

  . the level of traffic at our Web site;

  . our ability to fulfill customer orders;

  . the development, announcement or introduction of new sites, services or products by us or by our competitors;

  . the amount the Internet is used generally and, more specifically, for the purchase of consumer products such as those that we offer;

  . our ability to upgrade and develop our systems and infrastructure and attract new employees;

  . the occurrence of technical or communications failures, system downtime and Internet disruptions;

  . the amount and timing of operating costs and capital expenditures that we incur to expand our business;

  . governmental regulation and taxation policies;

  . disruptions in service by common carriers such as United Parcel Service;

  . unanticipated increases in shipping and transaction-processing costs; and

  . general economic conditions and economic conditions specific to the Internet, electronic commerce and the computer industry.

  Our revenues depend on the number of times customers make purchases at our online store and the level of sales and bidding activity at the Egghead Auctions section of our online store. The amount of sales and bidding activity at our online store depends in part on the number of customers and the availability of merchandise from our suppliers. We cannot forecast the number of future customers or the future availability of merchandise with any degree of certainty. It is clear, however, that if the number of customers does not increase or if the amount of merchandise available to us decreases substantially, our business will suffer.

  Because of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not good indicators of our future performance. If our future operating results are below the expectations of securities analysts and investors, our stock price may decline.

Our operating results may fluctuate depending on the season, and such fluctuations may affect our stock price

  We expect to experience fluctuations in our operating results because of seasonal fluctuations in traditional retail patterns. Retail sales in the traditional retail industry tend to be significantly higher in the fourth calendar quarter of each year than in the preceding three quarters. As a result of such factors, our operating results in one or more future quarters may fall below the expectations of securities analysts and investors and, consequently, our stock may decline.

We may suffer systems failures and business interruptions

  Our success, especially our ability to receive and fulfill customer orders, largely depends on the efficient and uninterrupted operation of our computer and telephone communications systems. Almost all of our computer and communications systems are located at a single leased facility in Vancouver, Washington. Our systems are vulnerable to damage from fire, floods, power loss, telecommunications failures, break-ins, earthquakes and other events. Although we have implemented network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties deliberately to exceed the capacity of our systems and similar disruptions. Any of these events could lead to interruptions or delays in service, loss of data or the inability to accept and confirm customer orders. Generally, we do not have redundant systems or a formal disaster recovery plan, and our coverage limits on our property and business interruption insurance may not be adequate to compensate us for losses that may occur.

We face risks of capacity constraints

  Our revenues depend to a significant degree on the number of customers who use our online store to buy merchandise. We depend on the satisfactory performance, reliability and availability of our Web site, transaction-processing systems, network infrastructure, customer support center, and delivery and shipping systems. These factors are critical to our reputation, our ability to attract and retain customers and to maintain adequate customer service levels, and our operating results. Prior to the launch of our redesigned Web site in November 1998, our online store experienced periodic temporary capacity constraints from time to time, and we continue to experience capacity constraints at our customer support center primarily related to inbound customer telephone inquiries. Capacity constraints could prevent customers from gaining access to our online store or our customer support center for extended periods of time and decrease our ability to fulfill customer orders or decrease our level of customer acquisition or retention. Such constraints would also decrease the appeal of our online store and decrease our sales. If the amount of traffic, the number of orders or the amount of auction bidding at our redesigned Web site increases substantially, we may experience capacity constraints and may need to further expand and upgrade our technology, transaction-processing systems and network infrastructure. We may be unable to sufficiently predict the rate or timing of increases in the use of our online store to enable us to quickly upgrade our systems to handle such increases. Also, we may be unable to increase our capacity at our customer support center to handle the amount of current or future customer telephone inquiries.

We face risks relating to systems development

  We are heavily dependent on our technological systems, some of which were not designed for electronic commerce but have been modified by us for that use. Although we upgrade and expand these systems on an ongoing basis, in the near future we will need to significantly upgrade and expand or replace our transaction-processing systems to handle increased traffic at our online store and to make certain elements of the systems Year 2000 compliant. We will also need to upgrade and expand our systems for the Egghead Auctions format of our online store, particularly to improve its scaleability. We also plan to upgrade and expand our systems to add automated customer service, proactive e-mail and customer feedback features to provide enhanced customer service, more complete customer data and better management reporting information. These efforts will require us to integrate newly developed and/or purchased technologies into our existing systems and to hire more engineering and information technology personnel in the near future. If we are unable in a timely manner to hire required personnel and to add new software and hardware or to develop and upgrade our existing systems to handle increased traffic, sales and auction bidding at our online store, we could experience unanticipated system disruptions, slower response times, degraded customer service and a decrease in our ability to fulfill customer orders.

We may be unable to manage our growth

  Our ability to successfully implement our business plan in a rapidly evolving market requires an effective planning and growth-management process. If we are unable to manage our growth, we may not be able to implement our business plan, and our business may suffer as a result. We expect that we will have to expand our business to address potential growth in the number of customers, to expand our product and service offerings and to pursue other market opportunities. We expect that we will need to expand existing operations, particularly those relating to information technology, customer service and merchandising. We expect that we will also need to continue to improve our operational, financial and inventory systems, procedures and controls, and will need to expand, train and manage our workforce, particularly our information technology staff. Furthermore, we expect that we will need to continue to manage multiple relationships with various suppliers, freight companies, warehouse operators, Web sites, Internet service providers and other third parties to keep control over our strategic direction as the electronic commerce business evolves.

The electronic commerce market is intensely competitive

  The electronic commerce industry is new, rapidly evolving and intensely competitive. We may not be successful in competing against our current and future competitors. It is not difficult to enter the electronic commerce market, and current and new competitors can launch new electronic commerce Web sites at relatively low cost. We expect competition in electronic commerce to increase as retailers, suppliers, manufacturers and direct marketers who have not traditionally sold computer products and consumer goods directly to consumers through the Internet enter this market segment. Furthermore, competition may increase to the extent that mergers and acquisitions result in electronic commerce companies with greater market share and revenues. Increased competition or failure by us to compete successfully is likely to result in price reductions, fewer customer orders, reduced gross margins, increased marketing costs, loss of market share, or any combination of these problems.

  We currently compete with a variety of companies that sell personal computer products and other consumer goods through a variety of sales channels to customers. These competitors include:

  . Catalog-based merchants with a significant electronic commerce offering, such as CDW Computers Centers, Inc., Micro Warehouse, Inc., Insight Enterprises, Inc., Multiple Zones International, Inc. and Creative Computers, Inc.;

  . Companies with electronic commerce sites such as Beyond.com Corporation, Buy.com Inc., Cyberian Outpost, Inc. and Dell Computer Corporation, and electronic software distributors such as Digital River, Inc.;

  . Companies offering Internet auctions, such as ONSALE, Inc., uBid, Inc.,
    Yahoo! Inc., Internet Shopping Network, Inc. (the FirstAuction site), Micro Warehouse, Inc. and eBay Inc.;

  . Companies whose primary business is not online retailing but who derive significant revenue from electronic commerce, including America Online, Inc., Yahoo! Inc. and QVC, Inc.;

  . Traditional retailers of personal computer products such as CompUSA, Inc.
    and Computer City;

  . Manufacturers such as Dell Computer Corporation and Gateway 2000, Inc.
    that sell directly to the consumer, including over the Internet;

  . Mass merchandisers such as Wal-Mart Stores, Inc., Costco Wholesale
    Corporation and Best Buy Co., Inc. that primarily sell through traditional retail channels but also sell over the Internet; and

  . Office products retailers such as Office Depot Inc. and Staples, Inc.
    that primarily sell through traditional retail channels but also sell over the Internet.

  We believe that the principal competitive factors affecting our market are brand name recognition, competitive pricing, quality of customer service, quality of product information, breadth of merchandise offerings, cost of customer acquisition and ease of use of electronic commerce sites. Although we believe we compete adequately with respect to such factors, we cannot assure you that we can maintain our competitive position against current and potential competitors, especially those with greater financial, marketing, customer support, technical and other resources.

  Current and potential competitors have established or may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of merchandise. New competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. Also, manufacturers might elect to sell or liquidate their products directly over the Internet. Many of our current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to secure merchandise from suppliers on more favorable terms than we can, and they may be able to respond more quickly to changes in customer preference or to devote greater resources to the development, promotion and sale of their merchandise than we can.

We rely heavily on certain third parties, including Internet service providers and telecommunications companies

  Our operations depend on a variety of third parties for Internet access, telecommunications, operating software, order fulfillment, merchandise delivery and credit card transaction processing. We have limited control over these third parties, and we cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that the quality of products and services that they provide will remain at the levels needed to enable us to conduct our business effectively.

  We rely on Internet service providers to connect our Web site to the Internet. From time to time, we have experienced temporary interruptions in our Web site connection and also our telecommunications access. Frequent or prolonged interruptions of these Web site connection services could result in significant losses of revenues. Our Web site software and internally developed auction software depend on operating systems, data base and server software that were produced by and licensed from third parties. From time to time, we have discovered errors and defects in such software and, in part, we rely on these third parties to correct these errors and defects promptly.

  Third-party distribution centers fulfill a significant portion of the sales for which we are responsible. Accordingly, any service interruptions experienced by these distribution centers as a result of labor problems or otherwise could disrupt or prevent the fulfillment of some of our customers' orders. In addition, we use United Parcel Service and Airborne Express as the primary delivery services for our products. Our business would suffer if labor problems or other causes prevented these or any other major carriers from delivering our products for significant time periods. Furthermore, First USA Bank, through its relationship with First USA Paymentech, Inc. (Paymentech) is our sole processor of credit card transactions. If computer systems failures or other problems were to prevent Paymentech from processing our credit card transactions, we would experience delays and business disruptions. Any such delays or disruptions in customer service may damage our reputation or result in loss of customers.

We rely heavily on certain manufacturers, distributors and suppliers

  We rely heavily on certain manufacturers, distributors and suppliers to supply us with merchandise for sale at our online store. We cannot assure you that we will be able to develop and maintain satisfactory relationships with such parties on acceptable commercial terms, or that we will be able to obtain sufficient quality and quantities of merchandise at competitive prices. Also, the quality of service provided by such parties may fall below the standard needed to enable us to conduct our business effectively. We acquire products for sale both directly from manufacturers and indirectly through distributors and suppliers. Purchases from Ingram Micro Inc., a distributor of computers and related products, accounted for approximately 9.3% of our aggregate merchandise purchases for the nine months ended December 26, 1998. We have no long-term contracts or arrangements with manufacturers, distributors or suppliers that guarantee availability of merchandise for our online store. We cannot assure you that current manufacturers, distributors and suppliers will continue to sell merchandise to us or otherwise provide merchandise for sale by us or that we will be able to establish new manufacturer, distributor or supplier relationships that ensure merchandise will be available for sale by us. We also rely on many of our distributors and suppliers to ship merchandise to customers. We have limited control over the shipping procedures of these distributors and suppliers, and such shipments have often been subject to delays. Most merchandise sold by us carries a warranty from the manufacturer or the supplier, and we are not obligated to accept merchandise returns. Nevertheless, we in fact have accepted returns from customers for which we did not receive reimbursements from our manufacturers or suppliers, and the levels of returned merchandise in the future may exceed our expectations. We may also find that we have to accept more returns in the future to maintain customer satisfaction.

We face the risks of expanding into new services and business areas

  To increase our revenues, we will need to expand, over time, our operations by promoting new or complementary products or by expanding the breadth and depth of our product or service offerings. If we expand our operations in this manner, we will require significant additional development resources and such expansion may strain our management, financial and operational resources. We may not significantly benefit in such expansion from the Egghead.com brand name or from the early entry advantage that we have experienced in the online computer products market. Gross margins attributable to new business areas may be lower than those associated with our existing business activities. We cannot assure you that our expansions into new product categories, online sales formats or products or service offerings will be timely or will generate enough revenue to offset their costs. Also, any new product category or product or service offering that is not favorably received by consumers could damage our reputation or the Egghead.com brand.

We face risks relating to the Year 2000 issue

  The Year 2000 issue exists because many computer systems and applications use two-digit fields to designate a year. Date-sensitive computer systems and programs may fail to recognize or correctly process the year 2000 as the century date change approaches or occurs. This inability to properly recognize or address the year 2000 may cause systems errors or failures that could seriously disrupt or prevent normal business operations. As a company engaged in electronic commerce, we rely on computer programs and systems in connection with our internal and external communication networks and systems (including transmissions of information over the Internet), the operation of our Web site, customer use of our Web site, order processing and fulfillment, accounting and financial systems, and other business functions. Not all of the systems on which we rely are Year 2000 compliant, and we cannot assure you that our systems will be made Year 2000 compliant in a timely manner or that the third parties upon which our business depends will achieve Year 2000 compliance. We may incur significant additional expenses for Year 2000 issues.

  Any failure of third-party networks, systems or services upon which our business depends could have a material adverse impact on our business. Our business depends on the satisfactory performance and reliability of the external communication and computer networks, systems and services integral to the Internet. These networks, systems and services are maintained or provided by third parties and affect the ability of our customers to access and purchase products at our Web site. We also rely on other systems and services that third parties provide to our customers. As a result, the success of our plan to address Year 2000 issues depends in part on parallel efforts being undertaken by other third parties. We have begun to identify and initiate communications with third parties whose networks, systems or services are critical to our business to determine the status of their Year 2000 compliance. We cannot assure you that all such parties will provide accurate and complete information, or that all their networks, systems or services will achieve full Year 2000 compliance in a timely fashion. The most reasonably likely worst-case scenario for us resulting from Year 2000 issues is that third-party noncompliance would disrupt, reduce or eliminate for a period of time the ability of our customers to connect with and purchase products at our Web site. If such occurrences are frequent or long in duration, they could materially adversely affect our business. The compliance of third-party global, national and local communications networks and the compliance of individual Internet service providers is not within our control. Accordingly, a contingency plan for this worst-case scenario does not exist, and we do not believe we will be able to develop one.

  We rely on the quality of the products that manufacturers, distributors and suppliers provide to us for sale to our customers. To the extent that the products we sell are not Year 2000 compliant, we may be subject to claims by customers that could materially adversely affect our business or damage our reputation.

We depend on our key personnel, and we will need to attract and retain additional personnel

  Our performance is substantially dependent on the continued services and on the performance of our executive officers and other key personnel, particularly George P. Orban, our Chief Executive Officer and Chairman of the Board. We do not maintain "key person" life insurance policies. Although some of our executive officers and key personnel have entered into employment agreements, none of these agreements prevents any of them from leaving Egghead.com. Mr. Orban is currently a consultant to Egghead.com and is currently negotiating an employment agreement with Egghead.com. There can be no assurance that an employment agreement will be entered into. The loss of the services of any executive officer or other key personnel could materially adversely affect our business. Additionally, we believe we will need to expand significantly our information technology staff in the near future, and we will need to identify, attract, hire, train and retain other highly-skilled personnel to be successful. Competition for personnel in the electronic commerce industry is intense. We cannot assure you that we will be able to expand our information technology staff or successfully identify, attract, hire and retain other highly skilled personnel in a timely and effective manner.

We face risks relating to the relocation and consolidation of our facilities

  We recently moved our customer support and service center from Hood River, Oregon to our corporate office in Vancouver, Washington. We also plan to consolidate several of our distribution facilities into a single distribution center in Vancouver, Washington. We anticipate that these changes will be completed in the summer of 1999. During this period, we will have the burden of operating multiple customer support and service sites and multiple distribution facilities. We may also incur additional expenses related to the relocations and consolidation. Finally, our customer support, service and distribution could be disrupted during the transition, which could damage our reputation and result in reduced customer satisfaction.

Electronic commerce poses security risks to us

  A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. We rely upon encryption and authentication technology licensed from third parties to provide secure transmission of confidential information. We cannot assure you that our security measures will prevent security breaches, and such breaches could expose us to operating losses, litigation and possible liability. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. A party who is able to circumvent our security measures could steal proprietary information or interrupt our operations. We may need to spend a great deal of money and use other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of online transactions and the privacy of users may also inhibit the growth of the Internet generally, and the World Wide Web in particular, especially as a means of conducting commercial transactions.

We face risks relating to our inventory

  We directly purchase some of the merchandise that we sell at our online Egghead Superstores and most of our off-price merchandise, including excess, close-out, refurbished and reconditioned goods, that we sell at our online Egghead SurplusDirect liquidation center and through Egghead Auctions. We assume the inventory risks, inventory obsolescence risks and price erosion risks for products that we purchase directly. These risks are especially significant because much of the merchandise we sell at our online store (for example, computer hardware, software and consumer electronics) is characterized by rapid technological change, obsolescence and price erosion. In the recent past we have recorded charges for obsolete inventory and have had to sell certain merchandise at a discount or loss. It is impossible to determine with certainty whether an item will sell for more than the price we pay for it. Because we rely heavily on purchased inventory, our success will depend on our ability to liquidate our inventory rapidly, the ability of our buying staff to purchase inventory at attractive prices relative to its resale value, and our ability to manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory. If we are unsuccessful in any of these areas, we may be forced to sell our inventory at a discount or loss.

We are dependent on intellectual property

  Our performance and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. Although we have applied for trademark protection for the Egghead.com name, this name is not currently a registered trademark in the United States. We cannot assure you that we will be able to secure significant protection for this trademark and our other trademarks or service marks. It is possible that our competitors or others will adopt product or service names similar to "Egghead.com" or other service marks or trademarks of ours, thereby impeding our ability to build brand identity and possibly confusing customers.

  Our proprietary software is protected by copyright laws. The source code for our proprietary software also is protected under applicable trade secret laws. We cannot assure you that the steps we take to protect our software will prevent misappropriation of our technology or that the agreements we enter into for that purpose will be enforceable. It might be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization, or to develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may not adequately protect our intellectual property.

  We may in the future receive notices from third parties claiming infringement by our software or other intellectual property used in our business. While we are not currently subject to any such claim, any future claim, with or without merit, could result in significant litigation costs and distraction of management and require us to enter into costly and burdensome royalty and licensing agreements. Such royalty and licensing agreements, if required, may not be available on terms acceptable to us, or may not be available at all. In the future, we may also need to file lawsuits to defend the validity of our intellectual property rights and trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources.

  We also rely on a variety of technologies that we license from third parties, such as the database and Internet commerce server applications that we license from Oracle Corporation. We cannot assure you that these third-party technology licenses will continue to be available to us on commercially reasonable terms. If we lose any such licenses, or if we are unable to maintain or obtain upgrades to any of these licenses, it could delay completion of our proprietary software enhancements until equivalent technology is identified, licensed or developed, and integrated.

We are vulnerable to the rapid evolution of electronic commerce and related technology

  The Internet and the electronic commerce industry are characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies, and the emergence of new industry standards and practices. Changes in the Internet, electronic commerce and the related technology could render our Web site and technology obsolete. To remain competitive, we must continue to enhance and improve the customer service features, responsiveness and functionality of our Web site. Our success in achieving these goals depends on our ability to develop or license new technologies and respond promptly and cost-effectively to technological advances and emerging industry standards and practices. The development and licensing of technologies relating to the Internet and electronic commerce involve significant technical, financial and business risks. We may not be successful in developing, licensing or integrating new technologies or promptly adapting our Web site, proprietary technology and transaction-processing systems to customer needs or emerging industry standards.

We are dependent on the continued development of the Internet infrastructure

  We depend almost entirely on the Internet for revenue and the increased use of the Internet for commerce is essential for our business to grow. Accordingly, our success depends in large part on the continued development of the infrastructure for providing Internet access and services. The Internet could lose its viability or its usage could decline due to many factors, including:

  . delays in the development of the Internet infrastructure;

  . power outages;

  . disruptions due to the inability of computer systems to recognize the year 2000;

  . the adoption of new standards or protocols for the Internet; or

  . changes or increases in governmental regulation.

We cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of buying goods will be developed or that, if they are developed, the Internet will remain a viable marketing and sales channel for the types of products and services that we offer at our online store.

Electronic commerce may not gain market acceptance

  The market for Internet products and services has only recently begun to develop and is rapidly changing. If this market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our online store does not achieve market acceptance, our business may suffer. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. The success of our online store depends upon the adoption of the Internet as a medium for commerce by a broad base of customers and suppliers. We cannot assure you that widespread acceptance of electronic commerce in general, or of our online store in particular, will occur. In the past we have relied on customers and suppliers who have historically used traditional means of commerce to purchase and sell merchandise. If we are to be successful, these customers and suppliers must accept and use new ways of conducting business and exchanging information, and suppliers must be persuaded to adopt new selling models. We cannot assure you that there will be broad acceptance of the Internet as an effective medium for commerce by consumers and suppliers or that the markets for our online store will develop successfully.

We face risks associated with maintaining the value of our domain names

  We currently hold various Web domain names relating to our brand, including the Egghead.com, Surplusdirect.com and Surplusauction.com domain names. We cannot assure you that we will be able to acquire or maintain relevant domain names in all jurisdictions in which we conduct business. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe on or otherwise decrease the value of our brand and our trademarks and other proprietary rights.

We may have future capital needs

  We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital (including, without limitation, for marketing and advertising expenses), capital expenditures and business expansion for at least the next eighteen months. Thereafter, we may need to raise additional funds. However, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary businesses, products, services or technologies. If additional funds are raised through the issuance of common stock or securities convertible into or exercisable for common stock, the percentage ownership of the shareholders of Egghead.com at that time will decrease and such shareholders may experience additional dilution. In addition, such securities may have rights, preferences and privileges more favorable than those of the common stock. We cannot assure you that additional financing will be available, or available on terms favorable to us. If such financing is not available, we may not be able to fund our expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services, products or technologies, or respond to competitive pressures.

We face risks associated with potential acquisitions

  We intend to make investments in complementary businesses, products, services or technologies on an opportunistic basis when they will assist us in carrying out our business strategy. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we acquire products, services or technologies, we could have difficulty in assimilating them into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisitions, the issuance of which could be dilutive to our existing shareholders.

We face risks associated with the closing of our retail network

  On January 28, 1998, we announced that we were changing our name to Egghead.com, Inc. and shifting our entire business emphasis to electronic commerce. During the subsequent transition, we closed our remaining retail store network and our distribution center in Sacramento, California. In addition, we combined our management and operations with those of Surplus Software, Inc. ("Surplus Direct"), a subsidiary that we acquired in August 1997. Although we have recorded reserves for liabilities associated with the closure of the retail store network, we cannot assure you that these reserves will be adequate to cover any remaining obligations or liabilities.

We are subject to government regulation and legal uncertainties

  We are currently subject to regulations applicable to businesses generally, as well as laws or regulations directly applicable to communications or commerce over the Internet. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, security, pricing, content, copyrights, distribution, taxation and characteristics and quality of products and services. Furthermore, the growth and development of electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies.

We are vulnerable to additional tax obligations

  We currently collect sales tax only on sales of products delivered to residents in the state of Washington. However, other states or foreign countries may seek to impose sales tax collection obligations on us and other electronic commerce companies. A number of proposals have been made at the state and local levels that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of electronic commerce and cause purchasing at our online store to be less attractive to customers as compared to traditional retail purchasing. In 1998, the U.S. Congress passed legislation limiting for three years the ability of the states to impose new taxes on Internet-based transactions. Failure to renew this legislation could result in the imposition by various states of taxes on electronic commerce. In addition, this legislation does not prevent the application of existing state tax laws to electronic commerce.

Our management has discretion as to the use of the proceeds from this offering

  Our management has broad discretion as to the use of the proceeds that Egghead.com will receive from this offering. We intend to use these net proceeds, over time, for working capital (such as, without limitation, marketing and advertising expenses) and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in businesses, products, services or technologies that are complementary to our business, although we have no such specific plans at this time. We cannot assure you that management will apply such funds effectively, nor can we assure you that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."

Our stock price may be extremely volatile

  The market price of our common stock has fluctuated substantially in the past and is likely to fluctuate substantially in the future. In addition, the securities markets have experienced significant price and volume fluctuations and the market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of our common stock at or above the offering price. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us could result in substantial costs and a diversion of our management's attention and resources. See "Price Range of Common Stock."

Purchasers of shares of common stock in this offering will incur immediate and substantial dilution

  Purchasers of shares of common stock in this offering will incur immediate and substantial dilution of $10.97 per share in the net tangible book value of their purchased shares of common stock based on an assumed public offering price of $14.88 per share. See "Dilution." Investors may also experience additional dilution as a result of the issuance of shares of common stock in future business acquisitions and as a result of the issuance and exercise of employee stock options, warrants and grants.

Our restated articles of incorporation and restated bylaws provide director and officer indemnification and limit their liability

  We may have to spend significant resources indemnifying our officers and directors or paying for damages caused by their conduct. The Washington Business Corporation Act provides for broad indemnification by corporations of their officers and directors, and our restated bylaws implement this indemnification to the fullest extent permitted under the Act as it currently exists or as it may be amended in the future. Similarly, our restated articles of incorporation include a provision that limits the liability of our directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists or as it may be amended in the future. Consequently, subject to this Act and to certain limited exceptions in our restated articles, none of our directors will be liable to us or to our shareholders for monetary damages resulting from his or her conduct as a director.

We have antitakeover provisions in place that make it more difficult for a third party to acquire us

  Provisions of our restated articles of incorporation, our restated bylaws and Washington law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. For example, our restated articles of incorporation provide that our board of directors may, without shareholder approval, issue preferred stock with rights superior to the rights of the holders of our common stock. As a result, our board could issue preferred stock quickly and easily, adversely affecting the rights of holders of our common stock. Also, such preferred stock could include terms calculated to delay or prevent a change in control of Egghead.com or make the removal of management more difficult. In addition, our restated articles of incorporation and our restated bylaws provide for the division of our board of directors into three classes, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may tend to discourage a third party from making a tender offer or otherwise attempting to gain control of Egghead.com and may preserve the tenure of the current board of directors. Furthermore, Washington law imposes restrictions on certain transactions between a corporation and certain significant shareholders. The Washington Business Corporation Act prohibits a target corporation, with certain exceptions, from engaging in certain "significant business transactions" with an "acquiring person" (generally a person or group of persons that beneficially owns 10% or more of the outstanding voting securities of the target corporation) for five years from the date the person or group of persons became an "acquiring person," unless a majority of the target corporation's board of directors approved the significant business transaction before the person or group of persons became an acquiring person. Generally, a "significant business transaction" includes a merger, asset or stock sale, and certain other transactions resulting in a financial benefit to the acquiring person. After the five-year period, a significant business transaction may occur, as long as it complies with certain "fair price" provisions of the statute. This provision may delay or prevent a change of control of Egghead.com, even if such change of control would benefit our shareholders.

                           FORWARD-LOOKING STATEMENTS

  Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus, are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                USE OF PROCEEDS

  Egghead.com will receive an estimated $69.7 million in net proceeds from the sale of 5,000,000 shares of common stock offered by us ($80.2 million if the underwriters' over-allotment option is exercised in full) at an assumed public offering price of $14.88 per share, after deducting underwriting commissions and discounts and estimated expenses. We will not receive any proceeds from the sale of common stock by the selling shareholders.

  We intend to use the net proceeds from this offering for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies; however, we currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions. Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

  Our common stock is traded on the Nasdaq National Market under the symbol "EGGS." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
   1997 Fiscal Year (ended March 29, 1997)
     First Quarter............................................... $13.63 $ 9.50
     Second Quarter.............................................. $10.88 $ 5.88
     Third Quarter............................................... $ 6.63 $ 5.00
     Fourth Quarter.............................................. $ 6.00 $ 4.38
   1998 Fiscal Year (ended March 28, 1998)
     First Quarter............................................... $ 5.13 $ 3.75
     Second Quarter.............................................. $ 9.75 $ 3.81
     Third Quarter............................................... $11.00 $ 5.94
     Fourth Quarter.............................................. $12.19 $ 5.88
   1999 Fiscal Year (ending April 3, 1999)
     First Quarter............................................... $12.25 $ 6.88
     Second Quarter.............................................. $28.13 $ 5.50
     Third Quarter............................................... $40.25 $ 4.31
     Fourth Quarter (through March 10, 1999)..................... $26.63 $12.00

  On March 10, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $14.88 per share. As of December 26, 1998, there were approximately 1,283 shareholders of record of the common stock.

                                DIVIDEND POLICY

  We have not declared or paid any cash dividends on our capital stock during any of the periods presented above. We currently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                             CORPORATE INFORMATION

  Our predecessor, DJ&J Software Corporation, was incorporated in Washington in 1983. We incorporated in Washington in 1984 under the name Egghead, Inc. and became the parent company of DJ&J Software Corporation. We reincorporated in Delaware in 1985 and then reincorporated in Washington in 1988. We changed our name to Egghead.com, Inc. in 1998. References in this prospectus to "Egghead.com," "Egghead," "we," "our," and "us" refer to Egghead.com, Inc. and our wholly owned subsidiaries, Surplus Direct, DJ&J Software Corporation, EH Direct, Inc. and MPI Corporation. Our principal executive offices are located at 521 S.E. Chkalov Drive, Vancouver, Washington 98683 and our telephone number is (360) 883-3447. Information contained on our Web sites, including the Egghead.com Web site and the Surplusauction.com Web site, does not constitute part of this prospectus.

                                 CAPITALIZATION

  The following table shows the capitalization of Egghead.com as of December 26, 1998 on an actual basis and as adjusted to give effect to Egghead.com's receipt of the estimated net proceeds from the sale of 5,000,000 shares of common stock offered by Egghead.com at an assumed public offering price of $14.88 per share and the application of these net proceeds as set forth in "Use of Proceeds." The capitalization information set forth in the table below should be read in conjunction with the more detailed Consolidated Financial Statements of Egghead.com and the notes thereto included elsewhere in this prospectus.

                                                           December 26, 1998
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
   Long-term liabilities................................. $    --    $    --
                                                          --------   --------
   Shareholders' equity:
       Common Stock, $0.01 par value per share:
        50,000,000 shares authorized, 24,765,384 shares
        issued and outstanding, actual; 29,795,384 shares
        issued and outstanding, as adjusted(1)...........      248        298
       Additional paid-in capital........................  174,939    244,549
       Retained deficit..................................  (96,430)   (96,430)
                                                          --------   --------
           Total shareholders' equity....................   78,757    148,417
                                                          --------   --------
             Total capitalization........................ $ 78,757   $148,417
                                                          ========   ========

---------------------

(1) This "as adjusted" number includes the shares being offered by the selling shareholders pursuant to the exercise of fully vested stock options, but excludes the remaining 4,454,469 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 2,623,198 shares were subject to outstanding options as of December 26, 1998. See Notes 1 and 4 of Notes to Consolidated Financial Statements.

                                    DILUTION

  As of December 26, 1998, Egghead.com had a net tangible book value of approximately $46.7 million or $1.89 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding at that date. After giving effect to the receipt by Egghead.com of the net proceeds from the sale of the 5,000,000 shares of common stock offered by us at an assumed public offering price of $14.88 per share, the net tangible book value at December 26, 1998 would have been approximately $116.4 million or $3.91 per share. This represents an immediate increase in net tangible book value of $2.02 per share to existing shareholders and an immediate dilution of $10.97 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

   Assumed public offering price per share.......................       $14.88
     Net tangible book value per share at December 26, 1998...... $1.89
     Increase in net tangible book value per share attributable to new investors(1)........................................  2.02
                                                                  -----
   Pro forma net tangible book value per share after the
    offering(1)..................................................         3.91
                                                                        ------
   Dilution in net tangible book value per share to new
    investors(1).................................................       $10.97
                                                                        ======

---------------------

(1) Includes the shares being offered by the selling shareholders pursuant to the exercise of fully vested stock options, but excludes the remaining 4,454,469 shares of common stock reserved for issuance under our stock option and stock purchase plans, of which 2,623,198 shares were subject to outstanding options as of December 26, 1998. See Notes 1 and 4 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Egghead.com and the Notes thereto included elsewhere in this prospectus. The consolidated statement of operations data set forth below for fiscal years 1996, 1997 and 1998 and the nine-month period ended December 26, 1998 and the balance sheet data as of March 29, 1997, March 28, 1998 and December 26, 1998 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Arthur Andersen LLP, independent auditors. The consolidated statement of operations data set forth below for fiscal years 1994 and 1995 and the balance sheet data as of April 2, 1994, April 1, 1995 and March 30, 1996 have been derived from consolidated financial statements not included in this prospectus, which have been audited by Arthur Andersen LLP, independent auditors. The consolidated statement of operations data for the nine-month period ended December 27, 1997 are derived from unaudited financial statements included in this prospectus, which, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such period. The historical results are not necessarily indicative of results to be expected for any future period. We use a 52/53-week fiscal year ending on the Saturday nearest March 31. All consolidated statement of operations amounts reflect the activities of our former Corporate, Government and Educational Sales Division as discontinued operations because we sold that division on May 13, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                        Fiscal Year Ended                         Nine Months Ended
                         ---------------------------------------------------  -------------------------
                         April 2,  April 1,  March 30,  March 29,  March 28,  December 27, December 26,
                           1994      1995      1996       1997       1998         1997         1998
                         --------  --------  ---------  ---------  ---------  ------------ ------------
                                                                              (unaudited)
                                           (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
 Net sales:
   Online............... $    --   $    --   $    149   $  1,408   $ 59,737     $ 33,150     $106,449
   Retail...............  373,510   434,021   403,692    359,307    233,342      185,420          --
                         --------  --------  --------   --------   --------     --------     --------
     Total net sales....  373,510   434,021   403,841    360,715    293,079      218,570      106,449
                         --------  --------  --------   --------   --------     --------     --------
 Cost of sales:
   Online...............      --        --         95      1,159     52,016       28,090       96,325
   Retail...............  303,039   361,567   334,484    303,092    205,159      154,320          --
                         --------  --------  --------   --------   --------     --------     --------
     Total cost of
      sales.............  303,039   361,567   334,579    304,251    257,175      182,410       96,325
                         --------  --------  --------   --------   --------     --------     --------
 Gross profit...........   70,471    72,454    69,262     56,464     35,904       36,160       10,124
 Selling and marketing
  expenses:
   Online...............      --        --         29        382     10,118        6,448       23,664
   Retail...............   56,627    54,256    59,210     56,970     38,453       29,827          --
                         --------  --------  --------   --------   --------     --------     --------
     Total selling and
      marketing
      expenses..........   56,627    54,256    59,239     57,352     48,571       36,275       23,664
 General and
  administrative
  expenses..............   20,664    19,594    23,257     24,065     19,495       13,287       10,892
 Depreciation and
  amortization
  expenses..............    7,603     7,363     7,569      7,352      5,809        4,285        2,872
 Restructuring and
  impairment charges....      --        --        --      15,597     19,500          --           --
                         --------  --------  --------   --------   --------     --------     --------
 Operating loss.........  (14,423)   (8,759)  (20,803)   (47,902)   (57,471)     (17,687)     (27,304)
 Other income, net(1)...      723     3,362     2,652      3,729      2,940        2,496        5,691
                         --------  --------  --------   --------   --------     --------     --------
 Loss from continuing
  operations before
  income taxes..........  (13,700)   (5,397)  (18,151)   (44,173)   (54,531)     (15,191)     (21,613)
 Income tax benefit
  (provision)...........    5,343     2,106     7,030     (4,788)       --           --           --
                         --------  --------  --------   --------   --------     --------     --------
 Loss from continuing
  operations............   (8,357)   (3,291)  (11,121)   (48,961)   (54,531)     (15,191)     (21,613)
 Income (loss) from
  discontinued
  operations, net of
  tax...................    7,843     5,959       376    (12,254)     4,300          --           --
 Gain on disposal of
  discontinued
  operations, net of
  tax...................      --        --        --      22,286        --           --           --
                         --------  --------  --------   --------   --------     --------     --------
 Income from
  discontinued
  operations............    7,843     5,959       376     10,032      4,300          --           --
                         --------  --------  --------   --------   --------     --------     --------
 Net income (loss)
  before cumulative
  effect of change in
  accounting
  principles............     (514)    2,668   (10,745)   (38,929)   (50,231)     (15,191)     (21,613)
 Cumulative effect of
  change in accounting
  principles, net of
  tax...................      --        --        --        (711)       --           --           --
                         --------  --------  --------   --------   --------     --------     --------
 Net income (loss)...... $   (514) $  2,668  $(10,745)  $(39,640)  $(50,231)    $(15,191)    $(21,613)
                         ========  ========  ========   ========   ========     ========     ========
 Basic earnings (loss)
  per share:
  Continuing
   operations........... $  (0.49) $  (0.19) $  (0.64)  $  (2.78)  $  (2.60)    $  (0.75)    $  (0.90)
  Discontinued
   operations, net......     0.46      0.34      0.02       0.57       0.20          --           --
  Cumulative effect of
   change in accounting
   principle, net.......      --        --        --       (0.04)       --           --           --
                         --------  --------  --------   --------   --------     --------     --------
 Basic net income
  (loss) per share...... $  (0.03) $   0.15  $  (0.62)  $  (2.25)  $  (2.40)    $  (0.75)    $  (0.90)
                         ========  ========  ========   ========   ========     ========     ========
 Shares used in per
  share calculations....   17,088    17,281    17,437     17,581     20,967       20,241       24,123
                         April 2,  April 1,  March 30,  March 29,  March 28,               December 26,
                           1994      1995      1996       1997       1998                      1998
                         --------  --------  ---------  ---------  ---------               ------------
                                                      (in thousands)
Consolidated Balance
 Sheet Data:
 Cash and cash
  equivalents........... $ 25,677  $ 42,592  $ 49,590   $ 83,473   $ 67,381                  $ 59,017
 Working capital........  119,838   118,728   105,113     87,250     50,135                    39,505
 Total assets...........  256,010   270,141   284,232    175,520    131,152                   116,395
 Total shareholders'
  equity................  143,416   146,416   139,269    100,047     86,087                    78,758

-------------------
(1) Other income, net for fiscal 1995 includes $1.7 million of theft insurance recovery and for the first nine months of fiscal 1999 includes $3.3 million for sale of our equity interest in Elekom Corporation. See Note 10 of Notes to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of Egghead.com and the notes thereto included elsewhere in this prospectus. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Egghead.com's actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

  Egghead.com is a leading online retailer of personal computer hardware, software, peripherals and accessories. In addition to computer-related products, Egghead.com sells consumer electronics and other consumer and business goods.

  Egghead, Inc. began operations primarily as a traditional software reseller. The predecessor to Egghead, Inc., DJ&J Software Corporation, was incorporated in Washington in 1983. Egghead, Inc. was incorporated in Washington in 1984 and became the parent company to DJ&J Software Corporation. By 1992, Egghead, Inc. had over 200 retail store locations and had begun a direct mail division and a Corporate, Government and Educational Sales Division. On May 13, 1996, Egghead, Inc. sold the Corporate, Government and Educational Sales Division for
$45.0 million. The Corporate, Government and Educational Sales Division results are reported separately in this prospectus as discontinued operations. See Note 9 of Notes to Consolidated Financial Statements. In response to continuing retail store losses, Egghead, Inc. closed 70 retail stores in February 1997 and recorded a related $24.0 million restructuring and asset impairment charge. On August 14, 1997, Egghead, Inc. acquired Surplus Software, Inc. (Surplus Direct). Surplus Direct owned and operated two Web sites and a direct mail division which specialized in excess, close-out and refurbished computer-related merchandise. On February 28, 1998, we changed our name from Egghead, Inc. to Egghead.com, Inc., closed our remaining retail stores and shifted our primary business emphasis to electronic commerce. As part of this transition, we closed our distribution center in Sacramento, California, combined our management and operations with those of Surplus Direct and consolidated the majority of our operations in Vancouver, Washington. In the fourth quarter of fiscal 1998, we recorded a $37.6 million charge related to this closure of the retail stores and the related restructuring.

  Online Operations. Online net sales, online cost of sales, online gross profit and online selling and marketing expenses consist of the results of our online shopping Web sites and inbound telephone orders. Customers can purchase products via the Internet at our online store. Alternatively, customers can browse through our online store or review advertising flyers and then contact the inbound telephone center to complete purchases. We offer discounts to businesses, educational institutions and governmental entities that purchase large volumes for use or for resale.

  Online Pro Forma. To provide meaningful comparisons for the nine months ended December 27, 1997, we have disclosed, on an online pro forma basis, online net sales, online cost of sales, online gross profit and online selling and marketing expenses. The online pro forma amounts include the results of operations of Surplus Direct before we acquired it in August 1997. This acquisition was recorded under the purchase method of accounting and the results of operations of Surplus Direct are included in our historical financial results from the date of the acquisition.

  Set forth below for the nine months ended December 27, 1997 are certain online pro forma operations data:

                                                                 As a Percentage
                                                                    of Online
                                                      Amount        Pro Forma
   Online Pro Forma Results                       (in thousands)    Net Sales
   ------------------------                       -------------- ---------------
   Online net sales..............................    $54,750          100.0%
   Online cost of sales..........................     45,800           83.7
                                                     -------          -----
   Online gross profit...........................      8,950           16.3
   Online selling and marketing expenses.........    $11,833           21.6%

  Retail Operations. Retail net sales, retail cost of sales and retail selling and marketing expenses consist of the results of the retail stores and the direct response and catalog/mail-order divisions. We completed the closure of the retail stores and these divisions on February 28, 1998 and therefore they did not contribute to revenues in the first nine months of fiscal 1999.

  Anticipated Losses. We have incurred substantial losses in the operation and closure of our former retail store network and in the operation of our online store. As of December 26, 1998, we had a retained deficit of $96.4 million. We have not achieved profitability as an electronic commerce company and expect to continue to incur substantial net losses through at least fiscal 2001. We plan to continue to enhance our brand name, increase our visibility on other companies' Web sites, offer additional categories of merchandise for sale on our Web site, improve and enhance our technology and transaction-processing systems, and improve our infrastructure. These improvements are expected to result in operating expenses that are higher than current operating expenses. We will need to generate significantly higher revenues to achieve and maintain profitability. Although our net sales from electronic commerce have grown in recent quarters, such growth rates may not be sustainable and we may not become profitable in the future. Also, because our business is rapidly evolving and because we have a limited operating history in electronic commerce, we believe that period-to-period comparisons of our operating results, including our revenue growth, gross profit and operating expenses as a percentage of net sales, are not necessarily meaningful and that investors in our common stock should not use our past results to predict future results.

Results of Operations--Nine Months Ended December 27, 1997 Compared to Nine Months Ended December 26, 1998

  The following table shows the relationship of certain items relating to continuing operations included in our Consolidated Statements of Operations expressed as a percentage of net sales:

                                                      Percentage of Net Sales
                                                    ----------------------------
                                                         Nine months ended
                                                    ----------------------------
                                                    Dec. 27, 1997  Dec. 26, 1998
                                                    -------------- -------------
                                                     (unaudited)
Net sales:
  Online...........................................      15.2%         100.0%
  Retail...........................................      84.8            --
                                                        -----          -----
    Total net sales................................     100.0          100.0
                                                        -----          -----
Cost of sales(1):
  Online...........................................      84.7           90.5
  Retail...........................................      83.2            --
                                                        -----          -----
    Total cost of sales............................      83.5           90.5
                                                        -----          -----
Gross margin.......................................      16.5            9.5
Selling and marketing expenses(2):
  Online...........................................      19.5           22.2
  Retail...........................................      16.1            --
                                                        -----          -----
    Total selling and marketing expenses...........      16.5           22.2
General and administrative expense.................       6.1           10.2
Depreciation and amortization expense..............       2.0            2.7
                                                        -----          -----
Operating loss.....................................      (8.1)         (25.6)
Other income, net..................................       1.1            5.3
                                                        -----          -----
Loss before income taxes...........................      (7.0)%        (20.3)%
                                                        =====          =====

---------------------
(1) These percentages are calculated by dividing the online and retail cost of sales by the respective net sales.

(2) These percentages are calculated by dividing the online and retail selling and marketing expenses by the respective net sales.

  Net Sales. Total online net sales for the first nine months of fiscal 1999 increased 94% to $106.4 million as compared to the online pro forma net sales of $54.8 million for the first nine months of fiscal 1998. Net sales through the online store during the first nine months of fiscal 1999 increased 255% to $83.0 million from $23.4 million (online pro forma) for the first nine months of fiscal 1998. The increase in net sales through our online store was partially due to an increase in the online customer base, significant investments in marketing programs designed to promote and maintain brand awareness, an increase in the number of daily and weekly online auctions, and an increase in the categories and amount of merchandise offered. In addition, our online net sales benefited from an increase in our customer accounts to over 750,000 as of December 26, 1998 from approximately 460,000 as of March 28, 1998. As a result of a decrease in the frequency and volume of direct mail flyers, net sales from inbound telephone orders during the first nine months of fiscal 1999 decreased 25% to $23.4 million from $31.4 million (online pro forma) during the first nine months of fiscal 1998. Management intends to reduce the level of emphasis on inbound telephone operations because these operations have higher operating costs as a percentage of related sales as compared to online operations.

  Total net sales for the first nine months of fiscal 1999 decreased 51% to $106.4 million from $218.6 million for the first nine months of fiscal 1998. This decrease was primarily due to the closure of the retail store chain, which accounted for net sales of $185.4 million for the first nine months of fiscal 1998, and was partially offset by the increase in online net sales.

  Gross Profit. Gross profit consists of net sales minus cost of sales. Cost of sales includes initial margin (net sales minus cost of products sold), obsolete inventory charges and net shipping (shipping reimbursements less shipping costs). The gross profit from online net sales for the first nine months of fiscal 1999 increased to $10.1 million compared to the gross profit of $9.0 million (online pro forma) for the first nine months of fiscal 1998. The gross margin from online net sales for the first nine months of fiscal 1999 was 9.5% as compared to the gross margin of 16.3% (online pro forma) for the first nine months of fiscal 1998. The fiscal 1999 gross margin reflects a decrease in selling prices and an increase in inventory obsolescence expense partially offset by an increase in net shipping revenue as compared to the first nine months of fiscal 1998. The decrease in selling prices was primarily due to an increase in net sales from online auctions and a decrease in inbound telephone net sales, which typically carry higher margins than online sales.

  Total gross profit for the first nine months of fiscal 1999 decreased to $10.1 million as compared to $36.2 million for the first nine months of fiscal 1998. This decrease was primarily due to the closure of the retail store chain, which contributed gross profit of $31.1 million, and was partially offset by the increase in online net sales.

  Initial margin is primarily affected by sales volume and the mix of sales from each of our three shopping formats, and, to a lesser extent, the mix of merchandise sold. We typically realize higher initial margins on our Egghead Superstore sales than on our Egghead SurplusDirect liquidation center sales, higher initial margins on our Egghead SurplusDirect liquidation center sales than on our Egghead Auctions sales, and higher initial margins on software sales than on hardware sales. Recently, we experienced a shift towards lower initial margin auction sales, which constituted approximately 51% of online net sales for the first nine months of fiscal 1999. If the percentage of Egghead Auctions sales continues to increase, our initial margins may be adversely affected.

  Selling and Marketing Expenses. Selling and marketing expenses consist primarily of operating expenses related to marketing, inbound telephone support, online store support and distribution. Such operating expenses include promotional agreements for online and offline advertising, credit card processing costs, payroll and benefits, telecommunications, bad debts and supplies, in addition to retail occupancy costs prior to the closure of the retail store network. The selling and marketing expenses for the first nine months of fiscal 1999 increased 100% to $23.7 million as compared to the selling and marketing expenses of $11.8 million (online pro forma) for the first nine months of fiscal 1998. Selling and marketing expenses as a percentage of online net sales increased to 22.2% for the first nine months of fiscal 1999 as compared to 21.6% (online pro forma) for the first nine months of fiscal 1998. The increase in selling and marketing expenses was primarily due to increased promotion related to the shift in primary business emphasis to electronic commerce in February 1998. Retail selling and marketing expenses were eliminated with the closure of the retail stores in February 1998. We expect selling and marketing expenses to increase significantly as we endeavor to enhance our brand name recognition, expand our online shopping capabilities and increase our market share. However, we cannot assure you that the increase in such expenses will actually result in enhanced brand name recognition, expanded Web site capabilities or increased market share.

  The total selling and marketing expenses for the first nine months of fiscal 1999 decreased 35% to $23.7 million as compared to $36.3 million for the first nine months of fiscal 1998. This decrease was primarily due to the closure of the retail store chain and was partially offset by the increase in expenses related to the online store and expenses related to acquired operations of Surplus Direct.

  General and Administrative Expenses. General and administrative expenses consist primarily of payroll and related expenses of headquarters support functions, such as executive, merchandising, purchasing, engineering, accounting, recruiting and facilities expenses and other general corporate expenses. The general and administrative expenses for the first nine months of fiscal 1999 decreased 18% to $10.9 million as compared to $13.3 million for the first nine months of fiscal 1998. This decrease was primarily due to the recapitalization of our wholly owned subsidiary Elekom Corporation in November 1997 and expenses incurred in the first nine months of fiscal 1998 related to the acquisition of Surplus Direct. See Notes 7 and 10 of Notes to Consolidated Financial Statements. Prior to the recapitalization of Elekom, expenses of $2.2 million were recorded in general and administrative expenses for the first nine months of fiscal 1998. After the recapitalization, the results of Elekom were recorded using the equity method of accounting. General and administrative expenses as a percentage of net sales increased to 10.2% for the first nine months of fiscal 1999 as compared to 6.1% for the first nine months of fiscal 1998. This increase was due primarily to a reduction in net sales. We expect our general and administrative expenses to increase as we continue to build our business and, in particular, increase our information systems support.

  Depreciation and Amortization Expenses. Depreciation and amortization expenses primarily include depreciation of our capital equipment and amortization of the goodwill recorded in connection with the acquisition of Surplus Direct in August 1997. The depreciation expense for the first nine months of fiscal 1999 decreased to $1.6 million as compared to $3.7 million for the first nine months of fiscal 1998, primarily due to the closure of the retail stores in February 1998. Amortization expense for the first nine months of fiscal 1999 increased to $1.3 million as compared to $577,000 for the first nine months of fiscal 1998. This increase in amortization expense reflects the goodwill recorded for the Surplus Direct acquisition. See Note 7 of Notes to Consolidated Financial Statements.

  Other Income, Net. Other income for the first nine months of fiscal 1999 increased to $5.7 million from $2.5 million for the first nine months of fiscal 1998. The increase was primarily due to a gain of $3.3 million from the November 1998 sale of all our equity interest in Elekom Corporation. See Note 10 of Notes to Consolidated Financial Statements. Interest income for the first nine months of fiscal 1999 was $2.7 million as compared to $2.6 million for the first nine months of fiscal 1998.

  Income Taxes. Due to our net operating losses, we did not record a provision for income taxes for the first nine months of fiscal 1999 or fiscal 1998. Given our recent losses, we have determined that our deferred tax assets do not meet the realization criteria of Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the realization of the deferred tax assets depends on generating future taxable income. We have determined that it is more likely than not that the deferred tax assets could not currently be realized. Until we have determined that all of the existing net operating losses are realizable, we will not record a tax charge or benefit for future operating results. Our net operating losses can be recovered for tax purposes over a 15-year period from origin if profitability is achieved. See Note 3 of Notes to Consolidated Financial Statements.

Results of Operations--Fiscal Years 1998, 1997 and 1996

  The following table shows the relationship of certain items relating to continuing operations included in our Consolidated Statements of Operations, expressed as a percentage of net sales:

                                                         Percentage of Net
                                                               Sales
                                                         ---------------------
                                                            Fiscal Year
                                                         ---------------------
                                                         1996    1997    1998
                                                         -----   -----   -----
Net sales:
  Online................................................   -- %    0.4%   20.4%
  Retail................................................ 100.0    99.6    79.6
                                                         -----   -----   -----
    Total net sales..................................... 100.0   100.0   100.0
                                                         -----   -----   -----
Cost of sales(1):
  Online................................................   --     82.3    87.1
  Retail................................................  82.8    84.4    87.9
                                                         -----   -----   -----
    Total cost of sales.................................  82.8    84.3    87.7
                                                         -----   -----   -----
Gross margin............................................  17.2    15.7    12.3
Selling and marketing expenses(2):
  Online................................................  19.5    27.1    16.9
  Retail................................................  14.7    15.9    16.5
                                                         -----   -----   -----
    Total selling and marketing expenses................  14.7    15.9    16.6
General and administrative expenses.....................   5.8     6.7     6.6
Depreciation and amortization expenses..................   1.9     2.0     2.0
Restructuring and impairment charges....................   --      4.3     6.7
                                                         -----   -----   -----
Operating loss..........................................  (5.2)  (13.2)  (19.6)
Other income, net.......................................   0.7     1.0     1.0
                                                         -----   -----   -----
Loss before income taxes................................  (4.5)% (12.2)% (18.6)%
                                                         =====   =====   =====

---------------------
(1) These percentages are calculated by dividing the online and retail cost of sales by the respective net sales.
(2) These percentages are calculated by dividing the online and retail selling and marketing expenses by the respective net sales.

  Net Sales. On February 28, 1998, we completed the closure of our retail stores and shifted our primary business emphasis to electronic commerce. Sales through our retail stores, prior to their closure, constituted the principal component of our total net sales. Our consolidated net sales of $293.1 million for fiscal 1998 represents a decrease of 18.8% from fiscal 1997 and 27.4% from fiscal 1996. The decrease in net sales reflects the decrease in the average number of stores open during each fiscal year to 78 for fiscal 1998 from 145 for fiscal 1997 and 166 for fiscal 1996. We closed 70 stores during the fourth quarter of fiscal 1997.

  Net sales for fiscal 1997 were $360.7 million, a decrease of 11% from $403.8 million in fiscal 1996. The decrease in sales was primarily due to the closure of 84 stores during fiscal 1997 and a decrease in overall sales volume.

  Gross Profit. The gross profit for fiscal 1998 was $35.9 million, or 12.3% of sales, as compared to $56.5 million, or 15.7% of sales for fiscal 1997. The fiscal 1998 gross profit was impacted by the liquidation of retail inventory in connection with the closure of the remaining retail stores in the fourth quarter of fiscal 1998. Excluding the $6.2 million restructuring charge reflected in gross profit and the related sales, fiscal 1998 gross margin would have been 15.7%.

  The gross profit for fiscal 1997 was $56.5 million, or 15.7% of net sales, compared to $69.3 million, or 17.2% of net sales for fiscal 1996. The decrease in fiscal 1997 gross margin was primarily due to the inventory liquidation associated with the closure of 70 stores in connection with the reorganization and restructuring in the fourth quarter of fiscal 1997. Excluding the $6.2 million restructuring charge, gross profit in fiscal 1997 would have been $62.7 million or 17.9% of net sales. Gross margin was also reduced by increased sales of lower margin computer hardware products.

  Selling and Marketing Expenses. The selling and marketing expenses for fiscal 1998 were $48.6 million, a reduction from $57.4 million for fiscal 1997 and $59.2 million for fiscal 1996. Selling and marketing expenses as a percentage of net sales increased to 16.6% for fiscal 1998 as compared to 15.9% for fiscal 1997 and 14.7% for fiscal 1996. Fiscal 1998 and fiscal 1997 selling and marketing expenses include restructuring and reorganization costs of approximately $6.4 million and $1.8 million, respectively. Without these expenses, the selling and marketing expenses as a percentage of sales would have been 15.7% for fiscal 1998 and 15.8% for fiscal 1997. The decrease in fiscal 1998 selling and marketing expense was primarily due to the closure of 70 stores in January 1997. The increase in selling and marketing expenses as a percentage of net sales for fiscal 1997 as compared to fiscal 1996 was primarily due to an increase in retail store operating expenses related to larger format stores.

  General and Administrative Expenses. The general and administrative expenses for fiscal 1998 were $19.5 million, a reduction from $24.1 million in fiscal 1997 and $23.3 million in fiscal 1996. The decrease in fiscal 1998 expenses as compared to fiscal 1997 was primarily due to the decrease in the number of retail stores. General and administrative expenses as a percentage of net sales remained fairly constant for fiscal 1998 and 1997 at 6.6% and 6.7%, respectively. The fiscal 1997 general and administrative expenses as a percentage of sales increased from 5.8% for fiscal 1996. This increase was primarily due to an increase in operating expenses of Elekom Corporation.

  Depreciation and Amortization Expenses. The depreciation expense for fiscal 1998 was $4.8 million, a reduction from $7.4 million for fiscal 1997, primarily due to the closure of 70 retail stores in February 1997. The depreciation expense for fiscal 1997 of $7.4 million increased from $7.1 million for fiscal 1996 due to the opening of additional retail stores during the year. Amortization expense of $1.0 million in fiscal 1998 reflects the amortization of goodwill from the Surplus Direct acquisition. The fiscal 1996 amortization expense of $424,000 reflects the final amortization of goodwill from a prior acquisition.

  Restructuring and Impairment Charges. Our fiscal 1998 results were significantly affected by the fourth quarter reorganization involving closure of our retail store network, a significant reduction in headquarters staff and the closure of the Sacramento distribution center. The $37.6 million charge recorded in the fourth quarter of fiscal 1998 includes $17.1 million for retail lease terminations and related fixed asset disposals, $10.0 million for store close-out operating costs, $6.2 million for the liquidation of inventory, $2.1 million for closure of the Sacramento distribution facility and $2.2 million for severance, fixed asset disposals and other miscellaneous expenses related to the reduction of the headquarters operations. The $37.6 million restructuring charge was recorded as a $6.2 million charge to gross profit, a $6.4 million charge to selling and marketing expenses, a $516,000 charge to general and administrative expenses and a $24.5 million charge to restructuring and impairment charges. The $24.5 million fiscal 1998 restructuring and impairment charge was partially offset by a reduction of $5.0 million in fiscal 1997 restructuring and impairment reserves.

  The fiscal 1997 restructuring and impairment charges related to the closure of 70 retail stores totaled $24.0 million before income taxes. The charges included $6.2 million for the liquidation of inventory, $5.8 million for settlement of store and warehouse leases, $4.4 million for fixed asset dispositions and miscellaneous expenses, $3.3 million in store closing costs and related fixed asset dispositions, $1.0 million for the impairment and disposition of real estate and $3.3 million for severance and related benefits. The $24.0 million restructuring charge was recorded as a $6.2 million charge to gross profit, a $1.8 million charge to selling and marketing expenses, a $326,000 charge to general and administrative expenses and a $15.6 million charge to restructuring and impairment charges. See Note 8 of Notes to Consolidated Financial Statements.

  Other Income, Net. Other income, net includes interest income of $3.2 million in fiscal 1998, $3.4 million in 1997 and $2.3 million in 1996. Changes in interest income were primarily due to the decreases and increases in cash balances discussed under "--Liquidity and Capital Resources."

  Income Taxes. Given our recent losses, we have determined that our deferred tax assets do not meet the realization criteria of SFAS 109. Accordingly, we recorded a net noncash charge in fiscal 1997 of $10.7 million for the establishment of a deferred tax valuation allowance in accordance with SFAS
109. See Note 3 of Notes to Consolidated Financial Statements.

Discontinued Operations

  All results for the operations of the Corporate, Government and Educational Sales Division are reported as a discontinued operation. Certain general, administrative and distribution areas supported all of our business lines, and the expenses included in the results of the discontinued operations reflect only those activities directly related to the Corporate, Government and Educational Sales Division.

  Income from operations of the Corporate, Government and Educational Sales Division for fiscal 1998 reflects final adjustments on the settlement and disposition of this division's related liabilities and assets of $4.3 million. Gain on the disposition of discontinued operations during fiscal 1997 was $36.5 million ($22.3 million after tax). The sales price for this division was $45.0 million in cash, excluding accounts receivable, which were collected during fiscal 1997. The reported gain is net of fixed assets and lease write-offs of $1.2 million, transaction, legal and accounting fees of $2.0 million, transition period employment costs of $1.8 million and costs of $3.4 million related to the fulfillment of post-sale obligations.

  Loss from discontinued operations was $20.1 million ($12.3 million net of tax) for fiscal 1997. The major components of the loss were inventory write-offs of $6.9 million, accounts receivable write-offs of $5.1 million, fixed asset dispositions and equipment lease buyouts of $3.2 million, warehouse closing costs of $1.9 million and operating losses, severance and other costs of $3.0 million. See Note 9 of Notes to Consolidated Financial Statements.

Selected Quarterly Results of Operations

  The following table sets forth certain unaudited consolidated statement of operations data for the four quarters ended December 26, 1998. This data has been derived from unaudited financial statements not included in this prospectus which, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial data for such periods.

                                                  Quarter Ended
                                 ------------------------------------------------
                                 Fiscal 1998             Fiscal 1999
                                 ----------- ------------------------------------
                                  March 28,  June 27,  September 26, December 26,
                                    1998       1998        1998          1998
                                 ----------- --------  ------------- ------------
                                                   (unaudited)
                                      (in thousands, except per share data)
Net sales:
  Online.......................   $ 26,587   $29,520      $35,054      $41,875
  Retail.......................     47,922       --           --           --
                                  --------   -------      -------      -------
   Total net sales.............     74,509    29,520       35,054       41,875
                                  --------   -------      -------      -------
Cost of sales:
  Online.......................     23,926    26,463       31,342       38,520
  Retail.......................     50,839       --           --           --
                                  --------   -------      -------      -------
   Total cost of sales.........     74,765    26,463       31,342       38,520
                                  --------   -------      -------      -------
Gross profit...................       (256)    3,057        3,712        3,355
Selling and marketing expenses:
  Online ......................      5,327     5,768        6,920       10,976
  Retail.......................      7,618       --           --           --
                                  --------   -------      -------      -------
   Total selling and marketing
    expenses...................     12,945     5,768        6,920       10,976
General and administrative
 expenses......................      5,560     3,068        3,687        4,137
Depreciation and amortization..      1,523       784          936        1,152
Restructuring and impairment
 charges.......................     19,500       --           --           --
Other income, net..............        443     1,014          632        4,045
                                  --------   -------      -------      -------
Net loss from continuing
 operations....................   $(39,341)  $(5,549)     $(7,199)     $(8,865)
                                  ========   =======      =======      =======
Basic loss per share, from
 continuing operations.........   $  (1.70)  $ (0.24)     $ (0.30)     $ (0.36)
                                  ========   =======      =======      =======
Weighted average shares
 outstanding...................     23,144    23,570       24,281       24,519
                                  ========   =======      =======      =======
                                          Percentage of Total Net Sales
                                 ------------------------------------------------
                                                   (unaudited)
Net sales:
  Online.......................       35.7%    100.0%       100.0%       100.0%
  Retail.......................       64.3       --           --           --
                                  --------   -------      -------      -------
   Total net sales.............      100.0     100.0        100.0        100.0
                                  --------   -------      -------      -------
Cost of sales(1):
  Online.......................       90.0      89.6         89.4         92.0
  Retail.......................      106.1       --           --           --
                                  --------   -------      -------      -------
   Total cost of sales.........      100.3      89.6         89.4         92.0
                                  --------   -------      -------      -------
Gross margin...................       (0.3)     10.4         10.6          8.0
Selling and marketing
 expenses(2):
  Online.......................       20.0      19.5         19.7         26.2
  Retail.......................       15.9       --           --           --
                                  --------   -------      -------      -------
   Total selling and marketing
    expenses...................       17.4      19.5         19.7         26.2
General and administrative
 expenses......................        7.5      10.4         10.5          9.9
Depreciation and amortization..        2.0       2.7          2.7          2.8
Restructuring and impairment
 charges.......................       26.2       --           --           --
Other income, net..............        0.6       3.4          1.8          9.7
                                  --------   -------      -------      -------
Net loss from continuing
 operations....................       52.8%     18.8%        20.5%        21.2%
                                  ========   =======      =======      =======

---------------------
(1) These percentages are calculated by dividing the online and retail cost of sales by the respective net sales.
(2) These percentages are calculated by dividing the online and retail selling and marketing expenses by the respective net sales.

  Gross Margin. Our gross margin for the third quarter of fiscal 1999 was 8.0%, a decrease from the prior two fiscal quarters. The gross margin was affected by a decrease in selling prices, an increase in obsolescence charges for aging inventory and a free shipping promotion in support of the November 1998 launch of the redesigned online store. Gross margin for the fourth quarter of fiscal 1998 was negative 0.3%. Excluding the $6.2 million restructuring charge reflected in gross margin and related sales, fourth quarter fiscal 1998 gross margin would have been 11.9%.

  Selling and Marketing Expenses. Our selling and marketing expenses for the third quarter of fiscal 1999 increased $4.1 million to $11.0 million as compared to expenses of $6.9 million for the second quarter of fiscal 1999. Our selling and marketing expenses as a percentage of net sales for the third quarter of fiscal 1999 increased to 26.2% from 19.7% in the previous quarter. The selling and marketing expenses for the third quarter of fiscal 1999 were affected by the expenses associated with an online and offline advertising campaign initiated in late November 1998 to promote the launch of the redesigned online store and increase our brand recognition.

  General and Administrative Expenses. Our general and administrative expenses as a percentage of net sales increased to 10.4% for the first quarter of fiscal 1999 as compared to 7.5% for the fourth quarter of fiscal 1998. The increase in general and administrative expenses as a percentage of net sales was primarily affected by the decrease in net sales with the February 1998 closure of the retail stores. We expect our general and administrative expenses to increase as we continue to build our business, and, in particular, increase our information systems support.

  Other Income, Net. The other income, net for the first quarter of fiscal 1999 includes a $270,000 gain on the sale of our former headquarters building in Liberty Lake, Washington. The other income, net for the third quarter of fiscal 1999 includes a $3.3 million gain on the sale of our equity interest in Elekom Corporation. See Notes 10 and 11 of Notes to Consolidated Financial Statements.

  We have only a limited operating history as an electronic commerce company. As a result, there is little information on which to evaluate our business and prospects as an electronic commerce company. An investor in our common stock must consider the risks and difficulties that may be expected to be encountered by early-stage companies in the new and rapidly evolving market of electronic commerce.

  Our revenues depend on the number of times customers make purchases at our online store and the level of sales and bidding activity at the Egghead Auctions section of our online store. The amount of sales and bidding activity at our online store depends in part on the number of customers and the availability of merchandise from our suppliers. We cannot forecast the number of future customers or the future availability of merchandise with any degree of certainty.

  We have plans to continue to enhance our brand name through marketing and advertising programs, offer additional categories of merchandise for sale at our online store, improve and enhance our technology, infrastructure and systems. These initiatives will likely result in operating expenses that are higher than current operating expenses. As a result, we expect to continue to incur substantial quarterly net losses through at least fiscal 2001. We will need to generate significant revenues to achieve profitability and to maintain profitability if it is achieved. Although our revenues from electronic commerce have grown in recent quarters, such growth rates may not be sustainable. Because of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not good indicators of our future performance. If our future operating results are below the expectations of securities analysts or investors, our stock price may decline.

Liquidity and Capital Resources

  In recent fiscal years, we have funded our operations through cash provided by operations, asset sales, exercises of stock options and the proceeds relating to the sale of the Corporate, Government and Educational Sales Division.

  Cash and cash equivalents decreased to $59.0 million as of December 26, 1998 from $67.4 million at March 28, 1998. The decrease in the cash balance was primarily due to the net operating loss of $21.6 million, the decrease in restructuring liabilities of $9.3 million and the increase in merchandise inventories of $1.7 million, partially offset by $14.3 million in stock issuances under our stock option and stock purchase plans, net proceeds of $7.1 million from the sale of our former headquarters building and net proceeds of $3.3 million on the sale of our interest in Elekom Corporation. Cash and cash equivalents decreased $16.1 million from $83.5 million at the end of fiscal 1997 to $67.4 million at March 28, 1998. The decrease in the cash balance was primarily due to a reduction in accounts payable and restructuring liabilities, partially offset by a reduction in accounts receivable and merchandise inventories.

  Cash used by operating activities of $27.4 million for the first nine months of fiscal 1999 was primarily due to the net loss of $21.6 million, a decrease in restructuring liabilities of $9.3 million and an increase in merchandise inventories of $1.7 million, partially offset by a decrease in accounts receivable of $4.0 million. Cash used by operating activities of $10.9 million for the year ended March 28, 1998 was primarily due to the net loss of $50.2 million and reductions in accounts payable of $25.8 million, partially offset by a reduction in accounts receivable of $12.2 million and a reduction in merchandise inventories of $29.9 million. For fiscal 1997, operating activities used $7.8 million in cash related to a reduction in accounts payable partially offset by a decrease in accounts receivable and merchandise inventories.

  Net cash provided by investing activities was $4.7 million for the first nine months of fiscal 1999 and primarily consisted of net proceeds of $7.1 million from the sale of the former headquarters building and net proceeds of $3.3 million from the sale of our equity interest in Elekom Corporation, partially offset by capital expenditures of $5.7 million primarily related to the upgrading of the Web site software platforms and related hardware. See Note 10 of Notes to Consolidated Financial Statements. Net cash used in investing activities was $2.7 million for fiscal 1998 and primarily consisted of asset purchases of $2.8 million, primarily for retail store leasehold improvements and computer hardware. For fiscal 1997, investing activities provided net cash of $41.7 million primarily related to the $45.0 million proceeds from the sale of the Corporate, Government and Educational Sales Division, partially offset by capital expenditures of $5.1 million.

  Cash provided by financing activities of $14.3 million for the first nine months of fiscal 1999 consisted of proceeds from stock issuances under our stock option and stock purchase plans. Cash used in financing activities of $2.5 million for fiscal 1998 consisted primarily of payment of notes payable relating to the Surplus Direct acquisition of $6.0 million, partially offset by $3.6 million received from the exercises of stock options. For fiscal 1997, financing activities provided $47,000 primarily due to exercises of stock options, partially offset by payment on capital leases obligations.

  As of December 26, 1998, our principal source of liquidity was $59.0 million of cash. In December 1998, we obtained a credit line of $5.0 million for the financing of inventory. The credit line is fully secured by the inventory purchased through an agreement with the lender, Finova Capital Corporation. As of December 26, 1998 there were no borrowings outstanding under this line of credit. As of December 26, 1998, our principal commitments consisted of obligations in connection with operating leases and commitments for advertising and promotional arrangements. Although we have no material commitments for capital expenditures, we anticipate future purchases related to enhancements of our Web site to improve functionality and navigation, incorporating features that are intended to improve the customer shopping experience, and scalability and performance of our Web site. We estimate capital expenditures through the end of fiscal 2000 to be at least $12.5 million. See Note 6 of Notes to Consolidated Financial Statements.

  We believe that the net proceeds from this offering combined with our current cash and cash equivalent balances will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next eighteen months. Our future liquidity and capital requirements will depend upon numerous factors discussed under the section entitled "Risk Factors." In addition, we will, from time to time, consider the acquisition of or investment in complementary businesses, products, services and technologies, which might increase our liquidity requirements or cause us to issue additional equity or debt securities. Although we believe that the net proceeds from this offering combined with our current cash and cash equivalent balances will be sufficient for at least the next eighteen months, we cannot assure you that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all. We do not currently use derivative financial instruments.

Impact of the Year 2000 Issue

  The Year 2000 issue exists because many computer systems and applications use two-digit fields to designate a year. Date-sensitive computer systems and programs may fail to recognize or correctly process the year 2000 as the century date change approaches or occurs. This inability to properly recognize or address the year 2000 may cause systems errors or failures that could seriously disrupt or prevent normal business operations.

  As a company engaged in electronic commerce, we rely on computer programs and systems in connection with our internal and external communication networks and systems (including transmissions of information over the Internet), the operation of our Web site, customer use of our Web site, order processing and fulfillment, accounting and financial systems, and other business functions. Because our internal systems and software are relatively new, and the majority are covered by maintenance agreements with third-party suppliers, we do not expect that the Year 2000 costs relating to our own internal systems will be significant. Our plan for addressing Year 2000 issues has three phases: (1) identification and evaluation; (2) development of plans for addressing the issues and prioritization of those plans; and (3) implementation of plans and verification of effectiveness. We have already identified and evaluated our major internal information technology and data processing systems for Year 2000 compliance. Certain critical internal information technology and data processing systems have already been modified, upgraded or replaced to remedy Year 2000 issues. We are currently completing a plan to address our remaining significant internal systems for Year 2000 compliance. We expect to substantially complete the assessment and planning phase by the end of March 1999. Management intends to complete the implementation and verification phases for our remaining critical internal systems by November 1999.

  Due to our electronic commerce focus, our reliance on significant non-information technology systems is primarily limited to telecommunications equipment, voicemail systems and property security systems. We have recently replaced our telecommunications equipment and voicemail systems with systems that the suppliers state are Year 2000 compliant. We are currently evaluating our property security systems for Year 2000 compliance, but we do not believe that any problems with this system would materially affect our business operations. As a result, we do not expect Year 2000 costs relating to our property security systems to be material.

  Any failure of third-party networks, systems or services could have a material adverse impact on our business. Our business depends on the satisfactory performance and reliability of the external communication and computer networks, systems and services integral to the Internet. These networks, systems and services are maintained or provided by third parties and affect the ability of customers to access and purchase products at our Web site. We also rely on other systems and services that third parties provide to our customers. As a result, the success of our plan to address the Year 2000 issues depends in part on parallel efforts being undertaken by such other third parties. We have begun to identify and initiate communications with those third parties whose networks, systems or services are critical to our business to determine the status of these entities' Year 2000 compliance. We cannot assure you that all such parties will provide accurate and complete information, or that all their networks, systems or services will achieve full

Year 2000 compliance in a timely fashion. In an attempt to mitigate the risk of noncompliance by certain critical service providers, we have begun to diversify our use of certain services among several providers. However, we cannot assure you that this diversification will mitigate the risk of noncompliance.

  Costs related to our efforts to address Year 2000 issues have been expensed as incurred and have not been material to date. We expect to fund the Year 2000-related costs through funds provided by operations and do not expect these costs to have a material adverse effect on our liquidity or results of operations. Our estimates of the cost of these efforts are partially based on numerous assumptions about future events. We cannot assure you that these estimates will be correct. Actual costs could differ materially from these estimates.

  Although we are taking steps to achieve Year 2000 compliance of our internal systems and to evaluate the compliance of third-party service providers on which our business depends, the most reasonably likely worst-case scenario resulting from possible Year 2000 noncompliance is that noncompliance by third parties would disrupt, reduce or eliminate for a period of time the ability of our customers to access and purchase products at our Web site. If such occurrences are frequent or long in duration, they could materially adversely affect our business. The Year 2000 compliance of third-party global, national and local communications networks and the compliance of individual Internet service providers is not within our control. Accordingly, a contingency plan for this worst-case scenario does not exist and we do not believe we will be able to develop one. We have, however, begun to diversify our uses of certain services among several providers to attempt to mitigate this risk. We cannot assure you, however, that our attempt will mitigate the risk of non-compliance, and any failure of third-party networks, systems or services could materially adversely affect our business.

  We believe we are taking the necessary steps regarding Year 2000 compliance with respect to matters within our control to seek to minimize the impact of Year 2000 issues on our business. We currently expect our Year 2000 project to be completed in 1999. However, not all of the systems on which we rely are Year 2000 compliant and we cannot assure you that these systems will be made Year 2000 compliant in a timely manner, that we will not incur significant additional expenses in dealing with Year 2000 issues, that the third parties upon which our business depends will achieve Year 2000 compliance, or that the Year 2000 problem will not materially adversely affect our business, financial condition or results of operations.

  We rely on the quality of the products that manufacturers, distributors and suppliers provide to us for sale to our customers. To the extent that the products we sell are not Year 2000 compliant, we may be subject to claims by customers that could materially adversely affect our business or damage our reputation.

Recent Accounting Pronouncements

  During June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Because we do not use derivatives, the new standard is expected to have no material impact on our financial position or results of operations. SFAS 133 will be effective for fiscal 2001.

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. We have not capitalized any costs that will need to be written off to comply with SOP 98-1. Our current policies for capitalizing costs incurred for computer software development or obtained for internal use comply with SOP 98-1.

                                    BUSINESS

Overview

  Egghead.com is a leading online retailer of personal computer hardware, software, peripherals and accessories. In February 1998, Egghead.com became the first significant traditional retailer to close all of its retail stores and shift its primary business emphasis to online retailing. In December 1998, Egghead.com was the leader, in terms of total unique visitors, among Web sites that primarily sell computer-related products (based on data from rankings by Media Metrix in the online shopping category). We have a prominent, well-recognized brand and bring to the Internet over 14 years of retailing experience as a merchandiser of computer products through our former national retail network of over 200 stores. We have leveraged our strong brand name and merchandising expertise to grow our online and related revenues from approximately $23.7 million in the quarter ended December 27, 1997 to approximately $41.9 million in the quarter ended December 26, 1998. In addition to computer-related products, we sell consumer electronics and other consumer and business goods, and we intend to significantly expand over time the categories of products we offer. Our online store, business operations, technology and infrastructure are designed to enable the rapid launch of additional product categories.

  We have pioneered an innovative three-format shopping experience at our online store that enables customers to "Shop Three Times SmarterSM." Our online store's three shopping formats attract a broad base of customers and satisfy a variety of budget needs by offering a wide selection of competitively priced products at different points in their product life cycles. The three shopping formats are Egghead Superstores, Egghead SurplusDirect and Egghead Auctions. The Egghead Superstores, which include Egghead Computer and Egghead Software, offer customers a large selection of new, current-version computer hardware and software products at competitive prices. The Egghead SurplusDirect liquidation center offers customers excess, close-out, refurbished and reconditioned merchandise at liquidation prices. Egghead Auctions offers customers computer and consumer goods and the opportunity to impact prices through auction-style bidding. Customers can move seamlessly among these three distinct shopping formats to satisfy a variety of their product and budget needs. From March 28, 1998 to December 26, 1998, the number of our customer accounts grew from approximately 460,000 to over 750,000. Repeat customers generated over 65% of the orders at our online store in the quarter ended December 26, 1998. With our strong brand name, our merchandising expertise and distinctive three-format shopping experience offered by our online store, we believe we are uniquely positioned to compete in online retailing.

Industry Background

  Growth of the Internet. The Internet has emerged as a global communication medium that enables millions of people to share information and conduct business electronically. International Data Corporation estimates that there were approximately 97 million worldwide users of the Internet in 1998 and that the number of users will grow to approximately 320 million in 2002. This dramatic growth is expected to come from factors such as an increase in personal computers in the home and office, an increase in easier, faster and cheaper ways to access and navigate the Internet, and an increase in the information and services offered on the Internet.

  Growth of Electronic Commerce. The growth of the Internet represents a substantial opportunity for companies to conduct business online. International Data Corporation estimates that sales to households over the Internet will increase worldwide from approximately $5 billion in 1997 to over $93 billion in 2002. In addition, personal computer hardware and software sales to consumers over the Internet are expected to grow from approximately $2.8 billion in 1998 to over $11 billion in 2002. In 1997, computer hardware and software were the leading categories of products purchased online by households. Online sales of office products and consumer electronics are expected to grow from $1.1 billion in 1998 to $16 billion in 2002.

  The Internet is dramatically affecting the way consumers and businesses are buying and selling products and services. It has rapidly emerged as a unique marketing channel, just as other channels such as retail

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stores, mail order catalogs and television shopping have emerged in the past.
Online retailers can interact with customers in real time by frequently adjusting their product mix, pricing and visual presentation and can tailor their product offerings based on individuals' preferences. In addition, the global reach of the Internet allows retailers to attract customers more quickly than traditional retailers and catalog marketers, without geographical limitations. Online retailers do not have the burdensome costs of significant retail store infrastructure or store personnel, and do not have the continuous printing and mailing costs of catalog marketers.

  Computer Products Retail Industry. The computer products retail industry is large and growing. International Data Corporation estimates that the market for personal computer products and software in the United States is expected to grow from approximately $145 billion in 1997 to over $218 billion in 2001.

  The computer products retail industry traditionally has been highly fragmented. Computer products manufacturers have sold their products directly to consumers and through a variety of distributors, resellers and catalog companies. In addition, the traditional computer products retail industry has a number of inefficiencies. Physical store-based resellers must make significant investments in real estate, inventory (which is limited due to space constraints and cost) and personnel for each retail location. Catalog companies are constrained by practical catalog size limitations, which limit both the number of products and the information on those products that can be included in the catalogs. They are also constrained by printing expenses, mailing costs and inherent delays in reacting to the frequent price and product changes that characterize this industry. These constraints often limit the product selection available to consumers. Furthermore, traditional manufacturers and resellers may not be able to readily obtain demographic and behavioral data about their customers, which could limit their opportunities for direct marketing as compared to online retailers.

  Disposing of excess, close-out, refurbished and reconditioned computer products has traditionally represented a substantial challenge for manufacturers and distributors. Such goods have been sold through auction houses, catalogs, outlet stores and specialized retailers, as well as through superstores and mass merchants. The variety of distribution channels dispersing such goods creates an opportunity to concentrate the sale of this merchandise online.

  The electronic commerce market for computer products is new, rapidly growing and evolving. Currently, there are many different approaches for selling computer products over the Internet. These include traditional resellers, liquidation outlets, auction-style selling, direct sales by manufacturers, and referral sites where buyers receive advice from a third party on what to purchase. Each of these approaches involves many risks related to customer acquisition, product procurement and fulfillment, profitable pricing and inventory management, all of which pose significant business challenges.

Online Retail Challenges

  As the competition for online customers has intensified, online retailers have faced a number of challenges to acquiring and retaining customers and promoting and sustaining successful Web sites, including:

  . Establishing Brand Recognition. Although a few online retailers have begun to establish strong brands, the majority are still in the early stages of brand formation. Online retailers understand that brand recognition is especially important in attracting customers, developing customer trust and loyalty in the absence of face-to-face interaction and maintaining high levels of customer traffic. Creating a strong brand, however, can be difficult and expensive. Online retailers often must devote a significant amount of time and resources in order to establish their brands, and many retailers rely heavily on costly agreements with Internet portal providers to promote their brands. A strong brand may help customers overcome concerns about trying a new retail experience such as online shopping, and therefore may lower the costs of customer acquisition.

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

  . Acquiring Merchandising and Retailing Experience. A number of "Internet only" retailers have begun operations without any significant traditional merchandising, product procurement or other retailing experience. These retailers may not have established the strong relationships with manufacturers, distributors and other suppliers that are critical to sourcing attractive products and efficiently managing inventory. As a result, these online retailers may offer only a few product categories or a limited selection of products within categories. Online merchants without significant retail experience may lack critical traditional merchandising skills such as those involved in sourcing and managing inventory, bundling various products together to create attractive offerings, evaluating consumer behavior, developing effective marketing initiatives and managing through seasonality and economic cycles.

The Egghead.com Advantage

  Egghead.com is a leading online retailer of personal computer hardware, software, peripherals and accessories. In December 1998, Egghead.com was the leader, in terms of total unique visitors, among Web sites that primarily sell computer-related products (based on data from rankings by Media Metrix in the online shopping category). In the quarter ended December 26, 1998, we had net sales of approximately $41.9 million, and repeat customers generated over 65% of the orders at our online store. We believe we are uniquely positioned to compete in online retailing because of the following key strengths:

  Strong Brand Recognition. We have a distinct advantage over many entrants into electronic commerce because of our well-developed and long-standing brand name. During our 14-year history as a traditional retailer, we conducted extensive advertising promotions and campaigns which built our nationally recognized brand as a software and computer products retailer. In addition, through our recent online and offline marketing and advertising campaigns, we have increased awareness of our online presence. We believe that our strong brand name and reputation for product knowledge is attractive to customers and lays the foundation for long-term customer loyalty. We believe that our brand name may attract a significant number of customers to our online store, enabling us to reduce our costs of customer acquisition and make us less dependent on Internet portal relationships. We intend to leverage this strong brand name into additional product categories.

  Merchandising Focus and Retail Expertise. In contrast to many new entrants to electronic commerce, Egghead.com brings to online retailing over 14 years of experience in merchandising and retailing computer hardware, software and peripherals. We believe that our merchandising history and strong relationships with suppliers and distributors enable us to identify, source and create compelling product offerings in a variety of categories, to satisfy a wide range of customer shopping needs and to better manage our inventory turns. In addition, we create strong relationships with suppliers by:

  . providing suppliers with the ability to quickly and efficiently reach a geographically diverse customer base at a lower cost;

  . providing an outlet for suppliers for excess, close-out, refurbished and reconditioned goods, which generates incremental revenues for our suppliers without creating conflicts within their traditional sales channels; and

  . minimizing product returns to suppliers through the effective use of our online store's three shopping formats.

  We employ a staff of buyers with extensive experience in purchasing and pricing computer, consumer and surplus products. The retailing experience of our merchandising staff enables them to bundle products to create attractive offerings and develop compelling product promotions. Our merchandising staff can use our online store's three formats to test-market customer demand and price sensitivity for specific products. We believe our merchandising focus and skill will allow us to leverage our existing relationships and add new suppliers and product categories to increase the breadth and number of products we offer.

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

  Three Shopping Formats--Shop Three Times SmarterSM. We believe that our online store's three shopping formats enable us to attract and retain a broader customer base than online retailers pursuing a single sales format. In November 1998, we launched a redesigned online store that enables customers to move seamlessly among three innovative shopping formats--Egghead Superstores, Egghead SurplusDirect and Egghead Auctions. The multiple shopping formats enable our online store to satisfy a broad array of customer needs and budgets, whether for new, current-version goods, products sold at close-out or liquidation prices, or auction-style purchases. Because customers' needs and budgets may change over their lifetimes, the ability of our three formats to satisfy a range of needs and budgets should help us increase repeat purchases from our customers. In addition, we can flexibly and efficiently merchandise a wide variety of products among the three shopping formats, and strategically place products in the different shopping formats in an effort to manage our margins or increase sales volume. In addition, our ability to move particular products among the shopping formats (for example, from the Egghead Superstores into Egghead Auctions) helps us accelerate our inventory turns.

  . Egghead Superstores. At our online store's Superstores (Egghead Computer and Egghead Software), customers can purchase a broad array of new or current-version computer hardware, software and related products. The Egghead Superstores currently offer over 30,000 products, including name brand computers and peripherals by manufacturers such as International Business Machines Corporation (IBM), Compaq Computer Corporation, NEC Corporation, 3COM Corporation, Toshiba America, Inc. and Digital Equipment Corporation, and computer software from Microsoft Corporation, Lotus Development Corporation, Intuit, Inc., Network Associates Inc. and Adobe Systems Incorporated. We offer these products at competitive prices that are, in many cases, at a discount.

  . Egghead SurplusDirect. At our online store's SurplusDirect liquidation center, our customers can purchase off-price merchandise, including excess, close-out, refurbished and reconditioned goods. This site has a regular rotation of a broad array of merchandise, including personal computers, computer software, consumer electronics, jewelry, sporting goods, housewares and other consumer and business products. Many of these products have shorter remaining life cycles and are sold at prices that are significantly below the manufacturers' suggested retail prices.

  . Egghead Auctions. At our online store's Egghead Auctions, we provide customers with an interactive format to purchase a wide variety of merchandise offered by Egghead.com through auction-style bidding. Currently, we auction over 1,300 products each week, including computer hardware, software, consumer electronics, jewelry, sporting goods and used/reconditioned products. Each week, we auction, on average, over 60,000 units of product, and conduct over 20 auctions, consisting of hyper auctions (a one-hour auction concept pioneered by Egghead.com), daily auctions (24 hours), mega auctions (Friday through Monday), and specialty auctions of varying lengths in specific product categories such as software for children, networking and mobile computing. By comparison to the fixed-price format of our Egghead Superstores and Egghead SurplusDirect liquidation center, the auction format enables the customer to affect the price through auction-style online bidding. We have sold up to 1,500 units of a given product in a single auction. Starting bids in the auctions have ranged from $1 to $4,400.

Business Strategy

  Our objective is to be a leading online retailer of consumer and business products sold at competitive prices, building on our strong foundation as a retailer of computers and computer-related products. We plan to achieve this goal through the following key strategies:

  Leverage Brand Recognition. We established a nationally recognized brand name as a retailer of computer and computer-related products. We intend to leverage this brand recognition to become the preeminent online retailer of consumer and business goods offered at competitive prices. Our strategy is to promote our brand through (1) marketing and promotional campaigns, including online advertising as well as

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

television, print and radio advertising, (2) superior product offerings and (3) excellent customer service. We believe our strong brand will help us reduce customer acquisition costs and increase customer loyalty.

  Promote Customer Loyalty by Providing an Outstanding Shopping Experience. We strive to provide our customers with an outstanding shopping experience by offering three shopping formats, extensive product selection, helpful product information, competitive pricing, and a convenient, easy-to-use site. Repeat customers generated over 65% of the orders at our online store in the quarter ended December 26, 1998. We will continue to enhance our online store to encourage repeat visits by customers and new visits by potential customers. Among our top priorities is to improve and expand our online, automated customer service features, make business process improvements to enhance our customers' shopping experience, increase the quality and depth of product information and add additional search features at our online store. We regularly rotate merchandise within our shopping formats to encourage the customer to revisit our online store to view new merchandise offers. The Egghead Auctions section of our online store encourages bidders to return on a frequent basis to determine the status of their bids and find out if they have won their bid for merchandise. By improving customer service and striving to deliver the highest quality online experience to our customers, we seek to expand our customer base and build strong customer loyalty.

  Strengthen Core Product Offerings and Expand into Other Merchandise Categories. We intend to strengthen our core product offerings in computer, software and related products by adding new products and releases in these categories, and increasing the number of software titles that we distribute electronically. We intend to capitalize on our loyal customer base attracted by our three shopping formats by aggressively expanding into additional product categories. We believe that our merchandising expertise and current technology will enable us to efficiently launch offerings in new product categories. We have recently increased our merchandise offerings to include consumer electronics, jewelry, sporting goods, housewares, consumer warranties and other consumer and business products. In many cases, we can expand our product offerings without increasing inventory, exposure to inventory risk or handling costs, through "direct-ship" programs with certain suppliers using electronic data interchange links. In addition, we may opportunistically acquire complementary businesses and technologies to expand our offerings.

  Expand into New Markets. We believe that online retailing to small and medium-sized businesses is a growing and attractive opportunity. We intend to tailor a greater number of offerings of nationally branded products to small and medium-sized businesses. We believe that we will be able to create a compelling shopping experience focused on this segment.

  Maintain and Strengthen Relationships with Suppliers and Distributors. We believe that our merchandising history and well-established relationships with suppliers and distributors enable us to provide our customers with compelling product offerings while giving us access to additional sources of merchandise. We intend to maintain and strengthen these existing relationships while establishing new relationships with additional suppliers and distributors to increase the breadth and number of products we offer.

  Increase Focus on Technology. We will continue to devote substantial resources to develop, acquire and implement technological improvements to our online store and transaction-processing systems because speed, scalability and ease of use are essential to electronic commerce. We intend to continue to enhance our online store to provide an even more compelling shopping experience, improve customer service functions and streamline order processing.

  Attract and Retain Exceptional Employees. We believe that talented employees and management are among our most valuable assets, and provide significant advantages in the rapidly evolving electronic commerce industry. We have devoted and will continue to devote substantial effort to maintaining a talented employee base and to attracting the best talent available.


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

Egghead.com's Online Store

  Egghead.com's online store is designed for fast download, quick navigation and ease of use. It offers a variety of shopping options attractive to a broad spectrum of customers with differing needs and budgets. Upon entering our online store, the customer can navigate to either of our Egghead Superstores, which include Egghead Computer and Egghead Software, or to the Egghead SurplusDirect liquidation center or the Egghead Auctions site. Customers can seamlessly move within and among our three shopping formats to select an assortment of goods that match the customers' varying price and value preferences. For example, a customer can buy a top-line laser printer for a small business at our Egghead Superstores and then move, in one click, to our Egghead SurplusDirect liquidation center to buy a low-priced computer for family use. Our online store is designed to enable customers to "Shop Three Times SmarterSM" and satisfy their range of needs at one online location.

  The key components of the customer's shopping experience are our online store's broad product offering, easy navigation and searchability, efficient ordering and helpful product information, and convenience.

  Broad Product Offering. As an online store, our unlimited shelf space allows us to offer a broad variety of personal computer products, consumer electronics and other consumer and business products from a large number of leading manufacturers, suppliers and distributors. Our online store's Egghead Superstores, Egghead SurplusDirect liquidation center and Egghead Auctions offer over 40,000 products, including certain hard-to-find goods, at a range of competitive prices. In moving products through their life cycles to the different sales formats on the site, and especially when using the auction format, we are rotating the merchandise offered on our online store, keeping the site fresh and appealing to encourage customers to revisit the site frequently. We currently offer stock keeping units in the following categories:

  . Personal Computer Hardware. We offer a wide variety of computers, including name-brand desktops, notebooks and personal organizers by manufacturers such as IBM, Compaq, NEC, Digital and 3COM. We also sell laser printers, laser jet and color jet printers, monitors and flatbed scanners.

  . Personal Computer Software. We offer a wide variety of computer software in the business and personal productivity, utility, language, educational and entertainment categories, including word processing, spreadsheet and database software. We offer over 10,000 software titles, including over 3,800 titles through electronic distribution. Electronic distribution allows the customer to place orders for selected software products online and to have the products downloaded directly onto his or her personal computer.

  . Personal Computer Peripherals and Accessories. We sell memory chips, disc drives, CD-ROMs, multimedia accessories, modems, video and sound cards, cables and various other computer peripherals and accessories.

  . Other Consumer Products. By leveraging our strong brand name we have been able to expand our product offering outside of computer-related products to consumer products such as: consumer electronics, including televisions, audio and car stereo equipment, facsimile machines, answering machines, telephones, video cameras and photography equipment; jewelry, including a wide selection of cut gemstones of various sizes, designs and qualities, and rings, necklaces, earrings and watches; housewares, including coffee makers, juice makers, bread machines, vacuum cleaners and pet products; and sporting goods, including golf clubs, fitness equipment, sportswear and apparel, and a variety of other equipment and memorabilia.

  . Consumer Warranties. We offer competitively priced extended warranties for the majority of the personal computer hardware and consumer electronics products we sell.

  Navigation and Searching. The navigation options at our online store are clear, simple and intuitive. They enable the customer to navigate among the Egghead Superstores, the Egghead SurplusDirect

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

liquidation center and Egghead Auctions, and to move easily among product categories and subcategories within these three shopping formats. Each shopping format is color-coded so that customers intuitively know their location within the online store. Customers can move among the shopping formats with one click. Within each shopping format, the navigation options permit customers to move, via scroll-down bars, to specific product categories, subcategories and lists of products. To make navigation more intuitive and to stimulate impulse buys, our online store displays images of over 600 featured products among the formats, categories and subcategories within the site.

  A primary feature of our online store is its interactive, searchable database of over 40,000 products. A key word search option is available on every page of our Egghead Superstores and the Egghead SurplusDirect liquidation center.

  Ordering and Auction Buying.

  . Superstores and SurplusDirect Ordering. To purchase products from the Egghead Superstores or Egghead SurplusDirect liquidation center, customers simply click on a button to add the products to their virtual shopping baskets. Customers can add and remove products as they browse, prior to making a final purchase decision. To execute orders, customers click on the buy button and are prompted to supply shipping and credit card details.

  . Auction Buying. To participate in our online auctions, a first-time bidder must complete the simple electronic registration form found at Egghead Auctions. The bidder is given a unique account number and chooses a password. The bidder then enters credit card information and authorizes us to charge the card for winning bids. Once registered, the customer can bid and buy products from us at will. After a customer bids on a product, the bid list for that product is promptly updated and the customer can see his or her name and new position. When the auction closes, the highest bidders win the available inventory at their actual bid prices. When bidders' prices are equal, bids for larger quantities and with earlier initial bid times win. Using our proprietary software, we determine the winning bidders and send them an e-mail message to congratulate them and notify them of their product purchase. The customer's credit card is charged and we ship the product after receiving approval from the applicable credit card institutions.

  Product Information. We display product information and images on thousands of products offered at our online store. Product information at our online store typically includes product descriptions and specifications, as well as condition and warranty information.

  Customer Convenience. Our online store brings retail shopping directly into our customers' homes and offices. Customers do not need to travel to fixed locations during limited hours to shop. Our online store allows customers to purchase at any time during the day or night, 365 days a year, with a number of delivery options, in an unintimidating atmosphere and without reliance on salespeople or auctioneers.

Marketing and Promotion

  Egghead.com's marketing strategy is designed to promote the Egghead.com brand name, increase customer traffic, build strong customer loyalty and encourage repeat purchases. During the first nine months of fiscal 1999, we spent an average of over $1.3 million per month on advertising and promotional expenses, principally for online and off-line promotions and affiliate advertising. We expect to increase our investment in marketing and promotion to increase our brand recognition, to continue to build our customer base and to encourage frequent repeat visits and purchases by customers. We are currently using various media and promotional tools, including:

  Marketing Agreements and Online Advertising. We enter into marketing agreements to increase our access to online customers, build brand recognition and expand our online presence. We currently have agreements with America Online, Inc., At Home Corporation, CNET, Inc., Geocities, Microsoft Corporation (MSN.com), USA.Net, Inc., Yahoo! Inc. and Ziff-Davis Inc. (owner of ZDNET and
ZDTV), among others,
to promote the Egghead.com Web site through their current search engines, community, information and/or e-mail sites. We recently entered into an agreement with Be Free, Inc. to build and maintain our affiliate sales channel. We are aggressively pursuing and evaluating other marketing and content arrangements. In addition, we place advertisements on various high-profile and high-traffic Web sites to promote Egghead.com and encourage Internet users to click through directly to our Web site.

  Traditional Advertising. In November 1998, we launched an advertising campaign to promote the launch of our redesigned online store and increase our brand name recognition. This campaign included television advertising on CNN Headline News, ESPN and the Discovery Channel. The campaign also included print advertising in national newspaper and magazine publications such as The Wall Street Journal, USA Today and Business Week, as well as radio commercials. We intend to conduct additional advertising campaigns in the future.

  Customer Electronic Mail Broadcasts. We actively market to our customers through e-mail broadcasts. Visitors to the Egghead.com site may sign up for promotional and informational e-mail broadcasts, which include weekly announcements of sales and special promotions. As of December 26, 1998, over
2.7 million e-mail addresses received these weekly announcements.

  Circulars. We currently distribute an internally produced newspaper-style circular on a monthly basis to select customers. This circular is distributed to customers in the United States and to a limited number of foreign customers. It is created by our internal design team and production department using computer-based desktop publishing systems.

Supplier Relationships and Distribution

  We obtain merchandise directly from manufacturers, distributors and suppliers, including companies with which we have revenue-sharing agreements. Because merchandise availability is unpredictable, strong supplier relationships are critical to our success. Accordingly, our buying staff maintains ongoing contact with our suppliers, frequently on a daily basis, to learn when new merchandise will become available. We employ a buying staff with extensive experience in purchasing computer, consumer and surplus products to maintain a satisfactory mix and quantity of inventory and acceptable product availability. At our principal distribution center in Vancouver, Washington, we receive and ship products, bundle and re-package merchandise, and process returned products.

  We obtain merchandise from suppliers through three primary arrangements: direct purchase, distributor fulfillment and revenue sharing.

  Direct Purchase. We directly purchase most of our off-price merchandise, including excess, close-out, refurbished and reconditioned and liquidation goods. Each year manufacturers dispose of significant volumes of such merchandise. Many manufacturers are attracted to our sales channels for liquidating these types of goods, typically at discounted prices. Through our online store, we can provide manufacturers and software publishers with an alternative means of generating incremental sales without creating conflicts with their traditional sales channels. Providing this alternative to manufacturers allows customers to recognize values in discounted products. We believe our ability to sell merchandise quickly through the auction format helps us to reduce inventory risks.

  Distributor Fulfillment. We purchase a significant amount of our current-version personal computer and computer-related products from distributors on an order-fulfilled basis. Once a customer orders a product, the distributor ships the product directly to the customer, allowing us to expand our product offering without increasing our inventory and handling costs or exposure to inventory obsolescence. We have established electronic data interchange links with Ingram Micro Inc., Tech Data Corporation and Merisel, Inc. which enable us to coordinate customer order processing electronically. Purchases from Ingram Micro Inc., a distributor of computers and related products, accounted for approximately 9.3% of our aggregate merchandise purchases for the nine months ended December 26, 1998. We do not have any long-term contracts or arrangements with these distributors that guarantee availability of merchandise.

  Revenue Sharing. We also have entered into revenue sharing agreements with several suppliers to share the proceeds from sales of products obtained from such suppliers on an agreed-upon percentage basis. These suppliers ship the product directly to customers, allowing us to expand our product offering without increasing our inventory and handling costs or exposure to inventory obsolescence. We believe these revenue sharing arrangements are attractive to suppliers because they permit the suppliers to broaden their distribution at a lower cost. We, in turn, benefit by avoiding most of the inventory risk and we are compensated at an agreed-upon percentage of the final sales price.

Customer Support and Service

  We believe that our ability to establish and maintain long-term relationships and encourage repeat visits and purchases in part depends on the strength of our customer support and service operations and staff. We employ a staff of customer support and service personnel who are responsible for handling customer inquiries and questions, taking customer telephone orders, investigating customer merchandise and shipment problems, and acting as a liaison between the customer and the product supplier. In addition, we have automated certain of our customer support and service functions. This automated response system can be accessed through the customer service page of our Web site. We are striving to increase our online, automated customer service features to include additional interactive, real-time responses to customer inquiries.

Technology

  We have implemented an array of site management, search, customer interaction, transaction-processing and fulfillment services and systems using a combination of our own proprietary technologies and third-party technology. Our current strategy is to focus our resources on creating and enhancing our existing systems and to license commercially developed technology where available and appropriate. We use a set of software applications for accepting and validating customer orders, organizing, placing and managing orders with suppliers, managing inventory, assigning inventory to customer orders, creating distribution processing instructions, managing shipment of products to customers and managing and tracking customer orders and balances. These applications also manage the process of accepting, authorizing and charging customer credit card orders with an address verification and approval system provided by First USA Bank, through its relationship with First USA Paymentech, Inc.

  We use a set of continuously running application programs that manage the auctions and sales processes, update merchandise Web pages to show the currently leading bidders, and list active and recent winning and losing bids. We have developed a set of e-mail applications for sending broadcast e-mails to customers on a frequent basis. This software extracts e-mail addresses from the Egghead.com mailing list, sends e-mails to the designated recipients and automatically services requests from customers requesting to be added to or removed from the mailing list.

  A group of systems administrators and network managers monitor and operate our Web site, transaction processing systems and network operations. The continued uninterrupted operation of our Web site and transaction-processing systems is essential to our business and it is the duty of our site operations staff to ensure, to the greatest extent possible, its reliability. We use the services of two Internet service providers to maintain connectivity to the Internet over multiple dedicated lines.

Competition

  The electronic commerce industry is new, rapidly evolving and intensely competitive. We may not be successful in competing against our current and future competitors. It is not difficult to enter the electronic commerce market, and current and new competitors can launch new electronic commerce Web sites at relatively low cost. We expect competition in electronic commerce to increase as retailers, suppliers, manufacturers and direct marketers who have not traditionally sold computer products and consumer goods directly to consumers through the Internet enter this market segment. Furthermore, competition may increase to the extent that mergers and acquisitions result in electronic commerce companies with greater market share and revenues. Increased competition or failure by us to compete successfully is likely to result in price reductions, fewer customer orders, reduced gross margins, increased marketing costs or loss of market share, or any combination of these problems.

  We currently compete with a variety of companies that sell personal computer products and other consumer goods through a variety of sales channels to customers. These competitors include:

  . Catalog-based merchants with a significant electronic commerce offering, such as CDW Computers Centers, Inc., Micro Warehouse, Inc., Insight Enterprises, Inc., Multiple Zones International, Inc., and Creative Computers, Inc.;

  . Companies with electronic commerce sites such as Beyond.com Corporation, Buy.com Inc., Cyberian Outpost, Inc. and Dell Computer Corporation, and electronic software distributors such as Digital River, Inc.;

  . Companies offering Internet auctions, such as ONSALE, Inc., uBid, Inc.,
    Yahoo! Inc., Internet Shopping Network, Inc. (the FirstAuction site), Micro Warehouse, Inc. and eBay Inc.;

  . Companies whose primary business is not online retailing but who derive significant revenue from electronic commerce, including America Online, Inc., Yahoo! Inc. and QVC, Inc.;

  . Traditional retailers of personal computer products such as CompUSA, Inc.
    and Computer City;

  . Manufacturers such as Dell Computer Corporation and Gateway 2000, Inc.
    who sell directly to the consumer, including over the Internet;

  . Mass merchandisers such as Wal-Mart Stores, Inc., Costco Wholesale
    Corporation and Best Buy Co., Inc. that primarily sell through traditional retail channels but also sell over the Internet; and

  . Office products retailers such as Office Depot Inc. and Staples, Inc.
    that primarily sell through traditional retail channels but also sell over the Internet.

  We believe that the principal competitive factors affecting our market are brand name recognition, competitive pricing, quality of customer service, quality of product information, breadth of merchandise offerings, cost of customer acquisition and ease of use of electronic commerce sites. Although we believe we compete adequately with respect to such factors, we cannot assure you that we can maintain our competitive position against current and potential competitors, especially those with greater financial, marketing, customer support, technical and other resources. To improve our competitive position, we are focused on increasing our level of customer service.

  Current and potential competitors have established or may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of merchandise. New competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. Also, manufacturers might elect to sell or liquidate their products directly over the Internet. Many of our current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than we do. As a result, they may be able to secure merchandise from suppliers on more favorable terms than we can, and they may be able to respond more quickly to changes in customer preference or to devote greater resources to the development, promotion and sale of their merchandise than we can.

Employees

  As of December 26, 1998, we had 308 employees. No employees are parties to collective bargaining agreements. We believe our employee relations are generally good. Competition for qualified personnel in the electronic commerce industry is intense, particularly for software development and other technical staff. Our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Facilities

  Our principal executive offices are located in Vancouver, Washington under a lease that expires in 2004 and has two five-year renewal options. Our customer service facilities were recently relocated to Vancouver from Hood River, Oregon. Our accounting facilities are located in Liberty Lake, Washington under a lease that expires in April 1999. Our primary warehousing and distribution operations are located in an approximately 46,000 square-foot facility in Vancouver, Washington under leases that expire in July 1999.

  Compliance with federal, state and local laws enacted for the protection of the environment has had no material effect on our capital expenditures, earnings or competitive position. We do not anticipate any material adverse effects in the future based on the nature of our operations and the current focus of such laws.

Trademarks and Trade Names

  "EGGHEAD(R)," "EGGSPERT(R)," "SURPLUS SOFTWARE(R)," "SURPLUS DIRECT(R)," the "PROFESSOR EGGHEAD(R)" design and "Shop Three Times SmarterSM" are registered in the United States Patent and Trademark Office as service marks or trademarks of Egghead.com. We also do business under the trade names "Egghead.com," "Egghead," "Egghead Computer," "Egghead Software," "Egghead Discount Software," "Surplus Direct," "SurplusDirect" and "Surplusauction.com." In addition, we are the owner of a number of common law trademarks and service marks, including certain "EGG" combination words. We believe the strength of our trademarks and service marks benefits our business and we intend to continue to protect and promote our registered and common law trademarks and service marks.

Legal Proceedings

  Various claims and lawsuits arising in the normal course of business are pending against us. The subject matter of these proceedings primarily includes commercial disputes and employment issues. The results of these proceedings are not expected to have a material adverse effect on our consolidated financial position or results of operations.

                                   MANAGEMENT

Executive Officers and Directors

  The executive officers and directors of Egghead.com, and their ages and positions as of December 26, 1998, are as follows:

Name                     Age Position
----                     --- --------
George P. Orban.........  52 Chairman of the Board, Chief Executive Officer and Director
Brian W. Bender.........  50 Chief Financial Officer, Vice President of Finance and Secretary
Tommy E. Collins........  41 Vice President of Information Systems and Chief Technology Officer
Norman F. Hullinger.....  39 Vice President of Sales and Operations
James F. Kalasky........  48 Vice President of Merchandising and Advertising
Gregory J. Boudreau.....  35 Director
Jonathan W. Brodeur.....  39 Director
C. Scott Gibson(1)(2)...  46 Director
Eric P. Robison(2)......  38 Director
Robert T. Wall(1).......  53 Director
Karen White(1)..........  36 Director
Melvin A. Wilmore(2)....  52 Director

---------------------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  George P. Orban has served as our Chairman of the Board since May 1996 and as Egghead.com's Chief Executive Officer since January 1997. He is currently serving in these capacities and is a consultant to Egghead.com. He has been a director of Egghead.com since November 1985. Mr. Orban is Managing Partner of Orban Partners, a private investment company, and a director and cofounder of Ross Stores, Inc. Mr. Orban is a former director of Surplus Direct.

  Brian W. Bender joined us in May 1995, and served as Chief Financial Officer, Vice President of Finance and Secretary until May 1996. From May 1996 to November 1996, Mr. Bender served as Senior Vice President and Chief Financial Officer of Proffitts, Inc., an operator of department stores. Mr. Bender rejoined Egghead.com in November 1996 and since that time has served as Chief Financial Officer, Vice President and Secretary. Since August 1997, Mr. Bender has also served as Secretary and Treasurer of Surplus Direct. From May 1993 to May 1995, Mr. Bender served as Senior Vice President, Controller and Assistant Treasurer of Younkers, Inc., a department store chain. From May 1990 to May 1993, Mr. Bender served as Chief Financial Officer of May D&F, a department store chain that was consolidated into Foley's by its parent, the May Department Stores Company. Mr. Bender spent 16 years with the May Department Stores Company, during which time he held various senior executive and other positions.

  Tommy E. Collins joined us in July 1995. He has served as Vice President of Information Systems since May 1996 and as Chief Technology Officer since April 1998. He served as Director of Information Systems from July 1995 to May 1996. From August 1990 to July 1995, Mr. Collins served as Director of Corporate Information Services and Material Requirements Planning at Key Tronic Corporation, an independent computer peripheral manufacturing company.

  Norman F. Hullinger joined us in September 1996. Since April 1998, he has served as Vice President of Sales and Operations. He served as Vice President of Store Operations from September 1996 to April 1998. From December 1993 to September 1996, he was Vice President of Store Operations, Distribution and Real Estate at Aaron Brothers, Inc., a retail art supply chain and wholly owned subsidiary of Michaels Stores Inc., a crafts and art supply chain.

  James F. Kalasky joined us in July 1995. Since April 1998, he has served as Vice President of Merchandising and Advertising. He served as Vice President of Merchandising from May 1996 to April 1998, and as Merchandising Manager from July 1995 to May 1996. From November 1994 to July 1995, Mr. Kalasky was Director of Merchandising at Damark International, a membership-driven consumer direct-marketing company, and from April 1992 to November 1994, Vice President of Merchandising at Best Buy Co., Inc., a consumer electronics retail chain.

  Gregory J. Boudreau has been a director of Egghead.com since August 1997. Mr. Boudreau is one of the founders of Surplus Direct and served as its Chief Executive Officer, Secretary and a director from its inception in June 1992 to February 1998. From October 1985 to June 1992, Mr. Boudreau owned and operated Software Wholesalers, a liquidation-oriented wholesaler of computer products.

  Jonathan W. Brodeur has been a director of Egghead.com since August 1997 and has served as our Chief Marketing Officer since February 1998. Since July 1995, Mr. Brodeur has served as a director and President of Surplus Direct. From June 1993 to July 1995, Mr. Brodeur was the Chief Operating/Operations Improvement Officer for Connecticut Spring and Stamping, a high-precision manufacturing company. Mr. Brodeur served as Senior Manager at KPMG Peat Marwick LLP's National Consulting Practice from August 1988 to June 1993.

  C. Scott Gibson has been a director of Egghead.com since September 1998. Since March 1992, Mr. Gibson has served as a strategic advisor to nine high-technology companies spanning computer hardware, enterprise software and the Internet. From 1983 to March 1992, Mr. Gibson served as President of Sequent Computer Systems, a computer manufacturing company which he co-founded. He is a member of the Board of Directors of Radisys Corporation, Integrated Measurement Systems, Inc., TriQuint Semiconductor, Inc. and Inference Corporation.

  Eric P. Robison has been a director of Egghead.com since July 1996. Since January 1994, Mr. Robison has been a Business Development Associate for Vulcan Ventures, Inc., a venture capital firm wholly owned by Paul G. Allen, where Mr. Robison is responsible for providing strategic business consultation to the companies controlled by Mr. Allen. From January 1992 to December 1993, Mr. Robison served as Vice President of The Stanton Robison Group, Inc., a business development, marketing and advertising consulting firm which he co-founded. He also serves as a director of ARI Network Services, Inc. and CNET, Inc.

  Robert T. Wall has been a director of Egghead.com since September 1998. Mr. Wall is President of On Point Developments, LLC, a venture management company which he founded in 1984. From June 1997 to November 1998, Mr. Wall served as Chief Executive Officer and as a director of Clarity Wireless, Inc., a broad band wireless data communications company. From April 1994 until August 1997, Mr. Wall served as Chairman, President and Chief Executive Officer of Theatrix Interactive, Inc., a consumer educational software publisher. Mr. Wall is a director of Network Appliance, Inc., a network data server company.

  Karen White has been a director of Egghead.com since September 1998. Since May 1998, Ms. White has served as the Senior Vice President, World Wide Business Development and Emerging Markets, for Oracle Corporation, a leading supplier of software for information management. From June 1997 to May 1998, she served as head of World Wide Marketing for Oracle. From February 1996 to June 1997, she served as head of Strategic Marketing & Business Development for Oracle. From August 1994 to February 1996, she served as Senior Vice President of Strategy & Planning for Oracle. Ms. White joined Oracle in July 1993, serving as Vice President of Strategy until August 1994. Prior to July 1993, Ms. White was Chief Executive Officer for EGIS Corporation, an international high-technology consulting company.

  Melvin A. Wilmore has been a director of Egghead.com since July 1996. Since March 1993, Mr. Wilmore has served as President and as a director of Ross Stores, Inc., which operates a nationwide chain of retail off-price apparel stores. Since December 1991, he has served as Chief Operating Officer of Ross Stores, Inc. From October 1989 to December 1991, Mr. Wilmore was President and Chief Executive Officer of Live Specialty Retail, a division of LIVE Entertainment, Inc., which operates a chain of prerecorded software home entertainment stores. He also serves as a director of Hechinger Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of December 26, 1998, and as adjusted to reflect the sale of our common stock offered in this prospectus for
(1) each shareholder known by us to beneficially own more than 5% of our common stock, (2) our Chief Executive Officer and our four next most highly compensated executive officers for the fiscal year ended March 28, 1998, (3) each of our directors, (4) all of our directors and executive officers as a group, and (5) each selling shareholder. As of December 26, 1998, there were 24,765,384 shares of common stock outstanding.

                                  SHARES
                               BENEFICIALLY              SHARES BENEFICIALLY
                              OWNED PRIOR TO   NUMBER OF     OWNED AFTER
                                OFFERING(1)     SHARES     OFFERING(1)(2)
                             -----------------   BEING   -----------------------
NAME AND ADDRESS              NUMBER   PERCENT  OFFERED    NUMBER     PERCENT
----------------             --------- ------- --------- ------------ ----------
Vulcan Ventures, Inc.(3).... 1,368,934   5.5%      --       1,368,934      4.6%
 110-110th Avenue NE, #550
 Bellevue, WA 98004
Brian W. Bender.............       --     *        --              *        *
Tommy E. Collins(4).........    99,722    *        --          99,722       *
James F. Kalasky(5).........    60,000    *     20,000         40,000       *
George P. Orban(6).......... 1,076,294   4.2%      --       1,076,294      3.5%
Norman F. Hullinger(7)......       --     *     10,000             *        *
Gregory J. Boudreau(8)......   986,064   4.0%      --         986,064      3.3%
Jonathan W. Brodeur(9)......    47,223    *        --          47,223       *
C. Scott Gibson.............       450    *        --             450       *
Eric P. Robison(10).........    17,750    *        --          17,750       *
Robert T. Wall..............    10,000    *        --          10,000       *
Karen White.................       --     *        --             --        *
Melvin A. Wilmore(11).......    25,250    *        --          25,250       *
Directors and executive
 officers as a group
 (12 persons)(12)........... 2,322,753   8.9%   30,000      2,302,753      7.4%

---------------------
  * less than one percent

 (1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes shares over which the indicated beneficial owner exercises voting and/or investment power. Shares of our common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. This information is based on 24,765,384 shares outstanding on December 26, 1998 and 29,795,384 shares outstanding after this offering.

 (2) Assumes no exercise of the underwriters' over-allotment option.

 (3) Vulcan Ventures, Inc. is a private venture capital firm of which Paul G. Allen, a former director of Egghead.com, is President and sole shareholder.

 (4) Represents 9,722 shares held directly by Mr. Collins and 90,000 shares subject to options that are exercisable currently or within 60 days of December 26, 1998.

 (5) Represents 60,000 shares subject to options held by Mr. Kalasky that are exercisable currently or within 60 days of December 26, 1998.

 (6) Represents 38,794 shares held by Orban Partners, a general partnership of which Mr. Orban is Managing Partner, and 1,037,500 shares subject to options held by Mr. Orban that are exercisable currently or within 60 days of December 26, 1998.

 (7) Represents 10,000 shares held by Mr. Hullinger upon exercise of options that were not exercisable within 60 days of December 26, 1998.

 (8) Represents 924,270 shares held directly by Mr. Boudreau and 61,794 shares held in trusts for the benefit of Mr. Boudreau's children. Mr. Boudreau disclaims beneficial ownership of the 61,794 shares held in such trusts.

 (9) Represents 27,615 shares held directly by Mr. Brodeur, 3,358 shares held in trusts for the benefit of Mr. Brodeur's children, and 16,250 shares subject to options that are exercisable currently or within 60 days of December 26, 1998. Mr. Brodeur disclaims beneficial ownership of the 3,358 shares held in such trusts.

(10) Represents 17,750 shares subject to options held by Mr. Robison that are exercisable currently or within 60 days of December 26, 1998.

(11) Represents 25,250 shares subject to options held by Mr. Wilmore that are exercisable currently or within 60 days of December 26, 1998.

(12) Includes 1,246,750 shares subject to options held by such directors and executive officers that are exercisable currently or within 60 days of December 26, 1998.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, BancBoston Robertson Stephens Inc., Prudential Securities Incorporated and U.S. Bancorp Piper Jaffray Inc. have severally agreed to purchase from us and the selling shareholders the following respective number of shares of our common stock:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Hambrecht & Quist LLC..............................................
   BancBoston Robertson Stephens Inc..................................
   Prudential Securities Incorporated.................................
   U.S. Bancorp Piper Jaffray Inc.....................................
                                                                       ---------
   Total.............................................................. 5,030,000
                                                                       =========

  The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions that we and the selling shareholders must satisfy, including the receipt of certain certificates, opinions and letters from us, the selling shareholders, counsel and the independent auditors. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered in this prospectus if any of such shares are purchased.

  The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess
of $     per share. The underwriters may allow and such dealers may reallow a
concession not in excess of $     per share to certain other dealers. After the
public offering of the shares, the underwriters may change the offering price and other selling terms.

  We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of our common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares said underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

  The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 750,000 additional shares.

                                                             No
                                                          Exercise Full Exercise
                                                          -------- -------------
     Per share...........................................  $           $
                                                           -----       -----
     Total...............................................  $           $
                                                           =====       =====

  The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

  We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

  Executive officers, directors and a shareholder that beneficially owns greater than 5% of our outstanding common stock have agreed that, with certain exceptions, they will not, directly or indirectly, without the prior written consent of Hambrecht & Quist LLC, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire our common stock during the 90-day period following the effective date of the registration statement relating to this prospectus.

  In general, the rules of the Securities and Exchange Commission will prohibit the underwriters from making a market in our common stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain underwriters, selling group members (if any) or their respective affiliates intend to engage in passive market making in our common stock during the cooling off period.

  Certain persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of our common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  Certain legal matters will be passed on for Egghead.com by Perkins Coie llp, Seattle, Washington. Certain legal matters will be passed on for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated balance sheets as of April 2, 1994, April 1, 1995, March 30, 1996, March 29, 1997, March 28, 1998 and December 26, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the fiscal years ended April 2, 1994, April 1, 1995, March 30, 1996, March 29, 1997 and March 28, 1998 and the nine months ended December 26, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of Arthur Andersen LLP as experts in auditing and accounting in giving said reports.

                             ADDITIONAL INFORMATION

  We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete; we refer you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to such documents are qualified in all respects by such reference. Anyone may inspect a copy of the registration statement without charge at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement by writing to the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies such as Egghead.com that file electronically with the Commission.

  We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and therefore we file reports, proxy statements and other information with the Commission. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on its Web site within 24 hours of acceptance. Our common stock is quoted on the Nasdaq National Market under the trading symbol "EGGS." Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents, which we have filed with the Commission, are incorporated by reference into this prospectus: (1) our annual report on Form 10-K for the fiscal year ended March 28, 1998; (2) our quarterly reports on Form 10-Q for the quarters ended June 27, 1998, September 26, 1998 and December 26, 1998; (3) the description of our capital stock contained in our registration statement on Form 8-A filed with the Commission on May 13, 1988, as amended by our registration statement on Form 8-A/A filed with the Commission on March 11, 1999; and (4) our current reports on Form 8-K dated May 23, 1998 and September 2, 1998.

  All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

  We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any or all of the information incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to Egghead.com, Inc., 22705 East Mission, Liberty Lake, Washington, 99019, Attention: Brian W. Bender, telephone number (509) 922-7031.

  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

EGGHEAD.COM, INC.

                                                                          Page
                                                                          ----
Report of Independent Public Accountants.................................  F-2

Consolidated Balance Sheets as of March 29, 1997, March 28, 1998 and
 December 26, 1998.......................................................  F-3

Consolidated Statements of Operations for the fiscal years ended March
 30, 1996, March 29, 1997 and March 28, 1998 and the nine months ended
 December 27, 1997 and December 26, 1998.................................  F-4

Consolidated Statements of Cash Flows for the fiscal years ended March
 30, 1996, March 29, 1997 and March 28, 1998 and the nine months ended
 December 27, 1997 and December 26, 1998.................................  F-5

Consolidated Statement of Shareholder's Equity for fiscal years ended
 March 30, 1996, March 29, 1997 and March 28, 1998 and the nine months ended December 26, 1998.................................................  F-6

Notes to Consolidated Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Egghead.com, Inc.:

We have audited the accompanying consolidated balance sheets of Egghead.com, Inc. (a Washington corporation) and subsidiaries as of December 26, 1998, March 28, 1998 and March 29, 1997, and the related statements of operations, shareholders' equity and cash flows for the nine months ended December 26, 1998 and for each of the three fiscal years in the period ended March 28, 1998. These financial statements are the responsibility of Egghead.com, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Egghead.com, Inc. and subsidiaries as of December 26, 1998, March 28, 1998 and March 29, 1997, and the results of their operations and their cash flows for the nine months ended December 26, 1998 and for each of the three fiscal years in the period ended March 28, 1998, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Seattle, Washington
January 22, 1999

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                (Dollars in thousands, except per share amounts)

                                               March 29,  March 28,  December 26,
                                                 1997       1998         1998
                                               ---------  ---------  ------------
                                     ASSETS
Current assets:
  Cash and cash equivalents................... $ 83,473   $ 67,381     $ 59,017
  Accounts receivable, net of allowance for
   doubtful accounts of $5,319, $2,611 and
   $1,079, respectively.......................   17,917      5,670        1,660
  Merchandise inventories, net................   49,087     12,923       14,591
  Prepaid expenses and other current assets...    4,116        999          651
  Property held for sale......................    7,692      8,224        1,224
                                               --------   --------     --------
    Total current assets......................  162,285     95,197       77,143
                                               --------   --------     --------
Property and equipment, net...................   12,018      2,394        6,921
Goodwill, net.................................      --      33,225       32,061
Other assets..................................    1,217        336          270
                                               --------   --------     --------
                                               $175,520   $131,152     $116,395
                                               ========   ========     ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable............................ $ 43,027   $ 15,834     $ 16,916
  Accrued liabilities.........................   12,996     12,002       12,584
  Liabilities related to disposition of CGE
   division...................................    7,754        --           --
  Reserves and liabilities related to
   restructuring..............................   11,258     17,226        8,138
                                               --------   --------     --------
    Total current liabilities.................   75,035     45,062       37,638
Long-term liabilities.........................      438          3          --
                                               --------   --------     --------
    Total liabilities.........................   75,473     45,065       37,638
                                               --------   --------     --------

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $.01 par value:
   16,569,848 authorized No shares issued and
   outstanding ...............................      --         --           --
  Common stock, $.01 par value:
   50,000,000 shares authorized; 17,591,087,
   23,492,502 and 24,765,384 shares issued and
   outstanding, respectively..................      176        235          248
  Additional paid-in capital..................  124,457    160,669      174,939
  Retained deficit............................  (24,586)   (74,817)     (96,430)
                                               --------   --------     --------
    Total shareholders' equity................  100,047     86,087       78,757
                                               --------   --------     --------
                                               $175,520   $131,152     $116,395
                                               ========   ========     ========

                See Notes to Consolidated Financial Statements.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (Dollars in thousands, except per share data)

                                 Fiscal Year                Nine Months Ended
                          ----------------------------  -------------------------
                                                        December 27, December 26,
                            1996      1997      1998        1997         1998
                          --------  --------  --------  ------------ ------------
                                                        (unaudited)
Net sales:
 Online.................  $    149  $  1,408  $ 59,737    $ 33,150     $106,449
 Retail.................   403,692   359,307   233,342     185,420          --
                          --------  --------  --------    --------     --------
   Total net sales......   403,841   360,715   293,079     218,570      106,449
                          --------  --------  --------    --------     --------
Cost of sales:
 Online.................        95     1,159    52,016      28,090       96,325
 Retail.................   334,484   303,092   205,159     154,320          --
                          --------  --------  --------    --------     --------
   Total cost of sales
    ....................   334,579   304,251   257,175     182,410       96,325
                          --------  --------  --------    --------     --------
Gross profit:
 Online.................        54       249     7,721       5,060       10,124
 Retail.................    69,208    56,215    28,183      31,100          --
                          --------  --------  --------    --------     --------
   Total gross profit...    69,262    56,464    35,904      36,160       10,124
Selling and marketing
 expenses...............    59,239    57,352    48,571      36,275       23,664
General and
 administrative
 expenses...............    23,257    24,065    19,495      13,287       10,892
Restructuring and
 impairment charges.....       --     15,597    19,500         --           --
Amortization of
 goodwill...............       424       --      1,009         577        1,278
Depreciation............     7,145     7,352     4,800       3,708        1,594
                          --------  --------  --------    --------     --------
Operating loss..........   (20,803)  (47,902)  (57,471)    (17,687)     (27,304)
Other income, net.......     2,652     3,729     2,940       2,496        5,691
                          --------  --------  --------    --------     --------
Loss from continuing
 operations before
 income taxes...........   (18,151)  (44,173)  (54,531)    (15,191)     (21,613)
Income tax benefit
 (provision)............     7,030    (4,788)      --          --           --
                          --------  --------  --------    --------     --------
Net loss from continuing
 operations before
 discontinued operations
 and change in
 accounting principle...   (11,121)  (48,961)  (54,531)    (15,191)     (21,613)
                          --------  --------  --------    --------     --------
Discontinued operations:
 Gain on disposal of
  discontinued
  operations, net of
  tax expense of
  $14,249...............       --     22,286       --          --           --
 Income (loss) from
  discontinued
  operations, net of
  tax benefit
  (provision) of $241,
  $(7,833) and $0,
  respectively..........       376   (12,254)    4,300         --           --
                          --------  --------  --------    --------     --------
Net loss before
 cumulative effect of
 change in accounting
 principle..............   (10,745)  (38,929)  (50,231)    (15,191)     (21,613)
Cumulative effect of
 change in accounting
 principle, net of tax
 of $451................       --       (711)      --          --           --
                          --------  --------  --------    --------     --------
Net loss................  $(10,745) $(39,640) $(50,231)   $(15,191)    $(21,613)
                          ========  ========  ========    ========     ========
Basic earnings (loss)
 per share:
 Continuing
  operations............  $  (0.64) $  (2.78) $  (2.60)   $  (0.75)    $  (0.90)
 Discontinued
  operations:
   Gain on disposal of
    discontinued
    operations..........       --       1.27       --          --           --
   Income (loss) from
    discontinued
    operations..........      0.02     (0.70)     0.20         --           --
 Change in accounting
  principle.............       --      (0.04)      --          --           --
                          --------  --------  --------    --------     --------
Basic loss per share....  $  (0.62) $  (2.25) $  (2.40)   $  (0.75)    $  (0.90)
                          ========  ========  ========    ========     ========
 Weighted average
  common shares
  outstanding...........    17,437    17,581    20,967      20,241       24,123

                See Notes to Consolidated Financial Statements.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                 Fiscal Year                Nine Months Ended
                          ----------------------------  -------------------------
                                                        December 27, December 26,
                            1996      1997      1998        1997         1998
                          --------  --------  --------  ------------ ------------
                                                        (unaudited)
Cash flows from
 operating activities:
 Net loss from
  operations............  $(10,745) $(39,640) $(50,231)   $(15,191)    $(21,613)
                          --------  --------  --------    --------     --------
 Adjustments to
  reconcile net loss to
  net cash provided by
  (used in) operating
  activities:
   Depreciation and
    amortization........    10,721     7,099     5,809       3,963        2,872
   Deferred rent........      (411)     (465)     (435)       (332)          (3)
   Deferred income
    taxes...............      (729)   10,750       --          --           --
   (Gain) loss on
    disposition of
    assets..............       (55)    2,490       216          (6)        (270)
   (Gain) on sale of
    equity investment...       --        --        --          --        (3,349)
   (Gain) on sale of CGE
    division, before
    taxes...............       --    (36,535)      --          --           --
   Restructuring
    charges.............       --     23,000    32,591         --           --
   Provisions for asset
    impairment..........       --      2,343       --          --           --
   Changes in assets and
    liabilities:
     Accounts
      receivable, net...    (3,585)    6,162    12,247       7,938        4,010
     Merchandise
      inventories.......    13,831    30,495    29,947     (18,821)      (1,668)
     Prepaid expenses &
      other current
      assets............    (5,410)    3,669     2,306          (2)         348
     Other assets.......       128      (658)     (218)       (727)         (48)
     Discontinued
      operations, net...     3,005    67,101    (7,648)     (2,666)         --
     Accounts payable...    14,916   (76,373)  (25,848)      8,959        1,082
     Restructuring
      reserves..........       --        --    (11,157)     (4,967)      (9,323)
     Accrued
      liabilities.......      (903)   (7,268)    1,556       3,433          582
                          --------  --------  --------    --------     --------
      Total
       adjustments......    31,508    31,810    39,366      (3,228)      (5,767)
                          --------  --------  --------    --------     --------
     Net cash provided
      by (used in)
      operating
      activities........    20,763    (7,830)  (10,865)    (18,419)     (27,380)
                          --------  --------  --------    --------     --------
Cash flows from
 investing activities:
 Additions to property
  and equipment.........   (16,174)   (5,091)   (2,824)     (2,247)      (5,725)
 Proceeds from sale of
  property and
  equipment.............        86     1,757        87           7        7,110
 Proceeds from sale of
  equity investment.....       --        --        --          --         3,348
 Proceeds from sale of
  CGE division..........       --     45,000       --          --           --
 Discontinued
  operations, net.......      (788)      --        --          --           --
                          --------  --------  --------    --------     --------
     Net cash provided
      by (used in)
      investing
      activities........   (16,876)   41,666    (2,737)     (2,240)       4,733
                          --------  --------  --------    --------     --------
Cash flows from
 financing activities:
 Payments on notes
  payable of acquired
  subsidiary............       --        --     (6,000)     (6,000)         --
 Proceeds from stock
  issuances.............     3,536       353     3,635         311       14,283
 Payments made on
  capital lease
  obligations...........      (487)     (306)     (125)       (125)         --
                          --------  --------  --------    --------     --------
     Net cash provided
      by (used in)
      financing
      activities........     3,049        47    (2,490)     (5,814)      14,283
                          --------  --------  --------    --------     --------
Effect of exchange rates
 on cash................        62       --        --          --           --
                          --------  --------  --------    --------     --------
Net increase (decrease)
 in cash and cash
 equivalents............     6,998    33,883   (16,092)    (26,473)      (8,364)
                          --------  --------  --------    --------     --------
Cash and cash
 equivalents at
 beginning of period....    42,592    49,590    83,473      83,473       67,381
                          --------  --------  --------    --------     --------
Cash and cash
 equivalents at end of
 period.................  $ 49,590  $ 83,473  $ 67,381    $ 57,000     $ 59,017
                          ========  ========  ========    ========     ========
Supplemental disclosures
 of cash paid (received)
 during the year :
 Interest...............  $     77  $     30  $     32    $     32     $     16
 Income taxes...........  $    334  $    --   $   (732)   $   (699)    $   (234)

Supplemental disclosure
 of non-cash investing
 and financing
 activities:

  During fiscal 1998, the Company acquired Surplus Software, Inc. for the issuance of 5.3 million shares of common stock. See Note 7.

  Capital lease obligations totaling $0.7 million were recorded in fiscal 1996 when Egghead.com acquired new equipment.

                See Notes to Consolidated Financial Statements.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (Amounts in thousands)

                                 Common Stock  Additional Retained
                                 -------------  Paid-in   Earnings
                                 Shares Amount  Capital   (Deficit)   Total
                                 ------ ------ ---------- ---------  --------
Balance, April 1, 1995.......... 17,166  $172   $120,572  $ 25,672   $146,416
Stock issued for cash, pursuant
 to employee stock purchase
 plan...........................     46     1        286       --         287
Stock issued for cash, pursuant
 to stock option plan...........    335     3      3,246       --       3,249
Translation adjustment..........    --    --         --         62         62
Net loss........................    --    --         --    (10,745)   (10,745)
                                 ------  ----   --------  --------   --------
Balance, March 30, 1996......... 17,547   176    124,104    14,989    139,269
Stock issued for cash, pursuant
 to employee stock purchase
 plan...........................     17   --         161       --         161
Stock issued for cash, pursuant
 to stock option plan...........     27   --         192       --         192
Translation adjustment..........    --    --         --         65         65
Net loss........................    --    --         --    (39,640)   (39,640)
                                 ------  ----   --------  --------   --------
Balance, March 29, 1997......... 17,591   176    124,457   (24,586)   100,047
Stock issued for acquisition of
 subsidiary.....................  5,311    53     32,522       --      32,575
Stock issued for cash, pursuant
 to employee stock purchase
 plan...........................     23   --          78       --          78
Stock issued for cash, pursuant
 to stock option plan...........    568     6      3,612       --       3,618
Net loss........................    --    --         --    (50,231)   (50,231)
                                 ------  ----   --------  --------   --------
Balance, March 28, 1998......... 23,493   235    160,669   (74,817)    86,087
Stock issued for cash, pursuant
 to employee stock purchase
 plan...........................     14   --          47       --          47
Stock issued for cash, pursuant
 to stock option plan...........  1,258    13     14,223       --      14,236
Net loss........................    --    --         --    (21,613)   (21,613)
                                 ------  ----   --------  --------   --------
Balance, December 26, 1998...... 24,765  $248   $174,939  $(96,430)  $ 78,757
                                 ======  ====   ========  ========   ========


                See Notes to Consolidated Financial Statements.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  All references herein to fiscal 1996, 1997 and 1998 relate to the fiscal years ended March 30, 1996, March 29, 1997, and March 28, 1998, respectively.

Note 1 Summary of Significant Accounting Policies

 Business

  Egghead.com, Inc. is an online retailer of personal computer hardware, software, peripherals, accessories, other related products, and other consumer and business products. Its direct and indirect wholly owned subsidiaries are Surplus Software, Inc. (Surplus Direct, d/b/a Surplus Direct and d/b/a Egghead.com), DJ&J Software Corporation (DJ&J, d/b/a Egghead Computer), EH Direct, Inc. (EH Direct) and MPI Corporation (d/b/a Mac's Place). References to "Egghead.com" include Egghead.com, Inc., its predecessors, and its subsidiaries. Surplus Direct was acquired as a wholly owned subsidiary on August 14, 1997. The Company recapitalized a previously wholly owned subsidiary, Elekom Corporation (Elekom), on November 11, 1997, retaining a 25 percent interest until November 9, 1998 when the remaining ownership was sold (Note 10).

 Consolidation

  The consolidated financial statements include the accounts of Egghead.com, Inc. and its wholly owned subsidiaries, Surplus Direct, DJ&J, EH Direct and MPI Corporation, and include all such adjustments and reclassifications necessary to eliminate the effect of significant intercompany accounts and transactions.

 Fiscal Years

  Egghead.com uses a 52/53-week fiscal year, ending on the Saturday nearest March 31. Fiscal quarters are such that the first three quarters consist of 13 weeks and the fourth quarter consists of the remaining 13/14 weeks. Fiscal 1996, 1997 and 1998 each had 52 weeks. Fiscal 1999 will consist of 53 weeks.

 Basis of Presentation

  The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and pursuant to the rules and regulations of the Securities and Exchange Commission. The statements of operations and cash flows for the nine months ended December 27, 1997 are unaudited. These statements reflect the adjustments which are, in the opinion of management, necessary to fairly state the results of the interim periods; however, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. These adjustments are of a normal and recurring nature. The results of operations for the nine-month period ended December 26, 1998 are not necessarily indicative of the results to be expected for the year ending April 3, 1999.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements are the restructuring and reorganization reserves and liabilities and the discontinued operations reserves and liabilities.

 Cash and Cash Equivalents

  Egghead.com considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. The carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments. Cash and cash equivalents as of March 28,1998 and December 26, 1998 include restricted cash of $1.6 million and $2.5 million, respectively.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

 Accounts Receivable

  The Company offers payment terms of 30 days to small businesses, educational institutions and governmental entities. Egghead.com records a provision for uncollectible customer accounts receivable based upon historical experience. In addition, certain advertising and promotional expenditures are reimbursable from suppliers under cooperative advertising and other promotional and marketing development fund arrangements. Amounts qualifying for reimbursement are recorded as receivables from the suppliers and as a corresponding reduction of net advertising expense in the period the promotion occurs. Also included in accounts receivable are credit card receivables and amounts due from vendors for returned inventory and other programs. Egghead.com records a provision for uncollectible vendor receivables based upon historical experience.

 Merchandise Inventories

  Merchandise inventories are accounted for using the first-in, first-out cost method and are stated at the lower of cost or market. Egghead.com maintains reserves for the obsolescence of merchandise inventory. These reserves totaled approximately $3.7 million, $3.1 million and $1.8 million at March 29, 1997, March 28, 1998 and December 26, 1998, respectively. Management has developed a plan to dispose of this obsolete inventory and believes the reserve is adequate to cover any losses on disposition. Inventories on the balance sheet are shown net of reserves.

 Property and Equipment

  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of equipment, furniture and fixtures is provided using the straight-line method over their estimated useful lives ranging from two to seven years. Depreciation of buildings is provided using the straight-line method over their estimated useful lives of up to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the lease term or the assets' estimated useful lives. The Company periodically reviews its long-lived assets for impairment.

 Property Held for Sale

  Property held for sale is stated at the lower of carrying value or estimated net realizable value.

 Goodwill

  Net assets of businesses acquired in purchase transactions are recorded at fair value at the date of acquisition. Goodwill is amortized over 20 years. Goodwill at March 28, 1998 and December 26, 1998 was $33.2 million and $32.1 million, net of accumulated amortization of $1.0 million and $2.3 million, respectively. The Company periodically reviews goodwill for possible impairment.

 Accounts Payable

  Outstanding checks included in accounts payable were $7.0 million, $2.7 million and $2.5 million at March 29, 1997, March 28, 1998 and December 26, 1998, respectively.

 Revenue Recognition

  Revenue from sales of product is recognized upon merchandise shipment. Egghead.com records a provision for sales returns and allowances based upon historical experience.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

 Income Statement Captions

  Online net sales, online cost of sales and online gross profit consist of the results of the Company's online shopping Web sites and inbound telephone orders. Retail net sales consist of the results of the retail stores and the direct response and catalog/mail-order divisions.

 Income Taxes

  Egghead.com determines its income tax accounts in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Deferred income taxes result primarily from temporary differences in the recognition of certain items for income tax and financial reporting purposes.

 Earnings (Loss) Per Share

  Basic earnings (loss) per share amounts are computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the year in accordance with SFAS No. 128, "Earnings per Share." Diluted earnings per common share are not disclosed as potentially dilutive securities would have been anti-dilutive to the loss per share calculation in fiscal 1996, 1997, and 1998 and the nine-months ended December 27, 1997 and December 26, 1998.

 Stock-based Compensation

  The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-based Compensation."

 Advertising Costs

  The cost of advertising is expensed the first time the advertising takes place, except for direct-mail advertising, which is capitalized and amortized over its expected period of future benefits in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 93-7. Direct-mail advertising consists primarily of catalogs. The capitalized costs of the catalog advertising are amortized over the eight-week period following the publication of the catalog. At March 29, 1997, March 28, 1998 and December 26, 1998, approximately $0.5 million, $0.1 million and $0.1 million, respectively, of advertising costs were reported as assets. For the fiscal years 1996, 1997, 1998, and the nine months ended December 27, 1997 and December 26, 1998, the Company incurred gross advertising expense of $40.3 million, $35.8 million, $17.5 million, and $15.1 million and $11.8 million, respectively. These amounts do not include reimbursements received from vendors for advertisement of their products.

 Reclassifications

  Certain prior year balances have been reclassified to conform with the fiscal 1998 and the nine-month period ended on December 26, 1998 presentation. These reclassifications had no effect on retained earnings or net income as previously reported.

 Recent Accounting Pronouncements

  During June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Due to the Company's minimal use of derivatives, the new standard is expected to have no material impact on its financial position or results of operations. SFAS No. 133 will be effective for the Company's fiscal year 2001.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

  In April 1998, the American Institute of Certified Public Accountants issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company has not capitalized any costs that will have to be written off to comply with SOP 98-1. The Company's current policies for capitalizing costs incurred for computer software developed or obtained for internal use comply with SOP 98-1.

Note 2 Property and Equipment

  The components of property and equipment at March 29, 1997 and March 28, 1998, and December 26, 1998 were as follows (in thousands):

                                               March 29,  March 28, December 26,
                                                 1997       1998        1998
                                               ---------  --------- ------------
   Equipment.................................. $ 16,937    $ 4,857    $10,162
   Leasehold improvements.....................    6,078        597      1,172
   Furniture and fixtures.....................    8,399        165        387
                                               --------    -------    -------
                                                 31,414      5,619     11,721
                                               --------    -------    -------
   Less accumulated depreciation and
    amortization..............................  (19,396)    (3,225)    (4,800)
                                               --------    -------    -------
   Property and equipment, net................ $ 12,018    $ 2,394    $ 6,921
                                               ========    =======    =======

  Property held for sale at March 29, 1997 and March 28, 1998 included Egghead.com's headquarters building in Liberty Lake, Washington and property in Kalispell, Montana. Property held for sale at December 26, 1998 included property in Kalispell, Montana. See Note 11.

  The Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" at the beginning of the first quarter of fiscal 1997. The cumulative effect of the change in accounting principle, which was recognized in the first quarter of fiscal 1997, was a charge of $0.7 million, after tax, or $0.04 per share. This charge represents the writedown of the Company's property held for sale in Kalispell, Montana and the related goodwill. In connection with its adoption of SFAS No. 121, the Company also recorded a pretax charge of approximately $0.1 million related to retail assets, the carrying amount of which was not likely to be recovered through future cash flows. In connection with the Company's fourth quarter fiscal 1997 restructuring and reorganization and the corresponding impairment of certain other real estate assets that became properly classified as held for sale, the Company recorded an additional $1.0 million charge in the fourth quarter of fiscal 1997.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

Note 3 Income Taxes

  The provision (benefit) for income taxes from continuing operations is comprised of the following (in thousands):

                                     Fiscal Year           Nine Months Ended
                                 --------------------- -------------------------
                                                       December 27, December 26,
                                  1996     1997  1998      1997         1998
                                 -------  ------ ----- ------------ ------------
                                                        (unaudited)
   Current:
     Federal.................... $(4,383) $  --  $ --     $ --         $ --
     State......................  (1,917)    --    --       --           --
                                 -------  ------ -----    -----        -----
                                  (6,300)    --    --       --           --
                                 -------  ------ -----    -----        -----
   Deferred:
     Federal....................    (404)  4,170   --       --           --
     State......................    (326)    618   --       --           --
                                 -------  ------ -----    -----        -----
                                    (730)  4,788   --       --           --
                                 -------  ------ -----    -----        -----
   Total........................ $(7,030) $4,788 $ --     $ --         $ --
                                 =======  ====== =====    =====        =====

  During fiscal 1996, tax expense of $0.2 million was recorded against income from discontinued operations. During fiscal 1997, Egghead.com also recorded income tax expense on the sale of the discontinued CGE operations of $14.2 million and income tax benefits against the loss from discontinued operations and cumulative effect of change in accounting principle of $7.8 million and $0.5 million, respectively.

  Deferred income taxes result primarily from temporary differences in certain items for income tax and financial reporting purposes. The tax effects of temporary differences giving rise to the deferred tax assets are as follows:

                                            March 29,  March 28,  December 26,
                                              1997       1998         1998
                                            ---------  ---------  ------------
   Accounts receivable..................... $  2,695   $    898     $    427
   Merchandise inventories.................    1,595      2,060        1,746
   Property and equipment..................    3,008      2,007        1,658
   Net operating loss carryforwards........    5,000     22,993       30,479
   Reserves and liabilities related to
    restructuring..........................    4,391      5,937        2,395
   Accrued liabilities and other...........    4,623      2,232        2,651
                                            --------   --------     --------
   Total deferred tax assets...............   21,312     36,127       39,356
   Less valuation allowance................  (21,312)   (36,127)     (39,356)
                                            --------   --------     --------
   Net deferred tax assets................. $    --    $    --      $    --
                                            ========   ========     ========

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

  Given its recent losses, Egghead.com determined that its deferred tax assets do not meet the realization criteria of SFAS No. 109. Under SFAS No. 109, the realization of the deferred tax assets depends on generating future taxable income. Egghead.com management has determined that it is more likely than not that the deferred tax assets could not be currently realized. Accordingly, Egghead.com recorded a net noncash charge in fiscal 1997 of $10.7 million for the establishment of a deferred tax valuation allowance in accordance with SFAS No. 109. The charge is included in continuing operations as a component of income tax expense. Egghead.com's net operating loss carryforwards can be recovered over a 15-year period and begin to expire at the end of the following fiscal years:

       2011............................................................. $ 1,680
       2012.............................................................  13,381
       2013.............................................................  52,421
       2014.............................................................  21,613
                                                                         -------
                                                                         $89,095
                                                                         =======

  Egghead.com's income tax provision (benefit) differs from the amount computed by applying the statutory federal tax rate to loss from continuing operations before taxes as follows:

                                 Fiscal Year              Nine Months Ended
                              ---------------------   -------------------------
                                                      December 27, December 26,
                              1996    1997    1998        1997         1998
                              -----   -----   -----   ------------ ------------
                                                      (unaudited)
Statutory federal tax rate..  (34.0)% (34.0)% (34.0)%    (34.0)%      (34.0)%
State taxes, net of federal
 benefit....................   (4.6)   (4.0)    --         --           --
Tax-exempt interest income..   (1.8)   (1.4)    --         --           --
Other, net..................    1.7     2.0     0.1        0.1          0.1
Change in valuation
 allowance..................    --     48.2    33.9       33.9         33.9
                              -----   -----   -----      -----        -----
                              (38.7)%  10.8%    -- %       -- %         -- %
                              =====   =====   =====      =====        =====

Note 4 Stock Option and Stock Purchase Plans

 Employee Stock Purchase Plan

  The Egghead.com, Inc. 1989 Employee Stock Purchase Plan (1989 Plan) provides options to acquire the Common Stock of Egghead.com to substantially all full-time and certain other employees at the lesser of 85% of the fair market value of the Common Stock on July 1, or 85% of the fair market value on the following June 30 of each plan year. Under the 1989 Plan, a maximum of 650,000 shares were reserved for issuance. As of December 26, 1998, there were 286,610 shares available for future issuance.

 The 1997 Nonofficer Employee Stock Option Plan

  In October 1997, the Board of Directors approved the 1997 Nonofficer Employee Stock Option Plan (NOE Plan), under which 500,000 shares of Egghead.com's Common Stock were reserved for issuance. In April 1998, the NOE plan was amended to increase the number of shares reserved thereunder to 1,000,000. Options granted under the NOE Plan generally vest over four years and terminate after 10 years. As of December 26, 1998, 482,658 shares were available for grant and 500,964 shares were subject to outstanding options, which have been granted at prices ranging from $5.38 to $22.00 per share. As of December 26, 1998, 18,385 options were vested.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

 The Surplus Software, Inc. 1996 Stock Option Plan

  In August 1997 as part of the acquisition of Surplus Direct, Egghead.com assumed all of the outstanding options to purchase common stock of Surplus Direct under the Surplus Software, Inc. 1996 Stock Option Plan. Appropriate adjustments were made to the number of shares and exercise price of each Surplus Direct option to reflect the same ratio at which the Surplus Direct common stock was converted into Egghead.com common stock under the acquisition. The options have retained their original option dates, option term and vesting schedules. The options vest over four years and terminate after 10 years, unless otherwise noted. No additional stock options will be granted under the assumed Surplus Software, Inc. 1996 Stock Option Plan. As of December 26, 1998, 65,727 shares were subject to outstanding options, which have exercise prices ranging from $0.97 to $2.26 per share. As of December 26, 1998, 11,732 options were vested.

 The Amended and Restated 1993 Stock Incentive Compensation Plan

  In September 1993, Egghead.com's shareholders approved the 1993 Stock Option Plan (the 1993 Plan and together with the 1986 Plan, the Plans), under which 2,000,000 shares of Egghead.com's Common Stock were reserved for issuance. The 1993 Plan replaced the 1986 Combined Incentive and Non-Qualified Stock Option Plan (the 1986 Combined Plan) under which 2,000,000 shares were originally reserved for issuance. The number of shares reserved for issuance under the 1993 Plan was increased by the shares reserved for issuance under the 1986 Combined Plan that were not subject to outstanding stock options. Shares presently subject to outstanding stock options under the 1986 Combined Plan, which subsequently are canceled or expire, will increase the number of shares reserved for issuance under the 1993 Plan. No additional stock options will be granted under the 1986 Combined Plan. In October 1997, the 1993 Plan was amended by the Board of Directors to provide that options granted on or after October 29, 1997 vest over four years and terminate after 10 years, unless otherwise noted. Any option granted prior to October 29, 1997 under the 1993 Plan vests annually over three years and terminates after 10 years, unless otherwise noted. On December 1, 1998, the 1993 Plan was amended and restated by the Board of Directors to allow the granting of stock awards and to change the name of the plan to the Amended and Restated 1993 Stock Incentive Compensation Plan.

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

  Options granted, exercised, and canceled under the Plans are summarized as follows:

                                               Fiscal Year
                         -----------------------------------------------------------
                                1996                1997                1998         December 27, 1997   December 26, 1998
                         ------------------- ------------------- ------------------- ------------------- -------------------
                                    Average             Average             Average             Average             Average
                                    Exercise            Exercise            Exercise            Exercise            Exercise
                          Shares     Price    Shares     Price    Shares     Price    Shares     Price    Shares     Price
                         ---------  -------- ---------  -------- ---------  -------- ---------  -------- ---------  --------
                                                                                        (unaudited)
Outstanding, beginning
 of period.............. 1,513,089   $ 8.63  1,372,887   $9.33   2,183,528   $ 7.75  2,183,528   $ 7.75  1,748,319   $5.27
Options granted(1)......   621,100    10.67  1,444,200    6.80     769,682     4.64    949,443     4.84    340,000    9.63
Options exercised.......   (55,395)    6.47    (27,891)   7.01    (323,248)    7.49    (52,093)    5.82   (316,611)   4.57
Options canceled........  (705,907)    8.94   (605,668)   9.50    (881,643)   10.06   (851,726)   10.04   (157,701)   5.63
                         ---------   ------  ---------   -----   ---------   ------  ---------   ------  ---------   -----
Outstanding, end of
 period................. 1,372,887     9.33  2,183,528    7.75   1,748,319     5.27  2,229,152     5.61  1,614,007    6.29
                         =========   ======  =========   =====   =========   ======  =========   ======  =========   =====
Exercisable, end of
 period.................   359,277   $10.85    837,156   $8.19     973,499   $ 5.37  1,123,868   $ 5.96  1,056,127   $5.39
                         =========   ======  =========   =====   =========   ======  =========   ======  =========   =====
Available for grant in
 future years........... 1,860,873           1,022,341           1,134,302             924,624             952,003
                         =========           =========           =========           =========           =========

---------------------
(1) One million options granted to an officer during fiscal 1997 vest over a period of 18 months, with 294,400, 823,600, 691,300 and 1,000,000 vested as of March 29, 1997, March 28, 1998, December 27, 1997 and December 26, 1998, respectively.

  The following table summarizes information regarding all stock options outstanding at December 26, 1998:

                                                                   Options
                                    Options Outstanding          Exercisable
                               ------------------------------ ------------------
                                          Remaining  Average            Average
            Range of                     Contractual Exercise           Exercise
         Exercise Prices        Number      Life      Price    Number    Price
         ---------------       --------- ----------- -------- --------- --------
   $0.967-$4.8125.............   279,734 8.04 years   $ 3.87     51,609  $ 3.88
   $5.375-$7.8125............. 1,398,500 8.24 years     5.64  1,070,500    5.42
   $8.06-$10.75...............   857,640 8.06 years     9.35    173,311    9.75
   $10.9375-$16.00............    98,824 0.16 years    12.50     98,824   12.50
   $17.00-$22.00..............    18,500 4.48 years    20.54     10,000   20.00
                               ---------                      ---------
   $0.967-$22.00.............. 2,653,198 7.83 years   $ 7.01  1,404,244  $ 6.50
                               =========                      =========

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

  Egghead.com accounts for these plans under the intrinsic value-based method of accounting, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS No. 123, Egghead.com's net income and earnings per share would have been reduced to the following pro forma amounts:

                               Fiscal Year                Nine Months Ended
                        ----------------------------  -------------------------
                                                      December 27, December 26,
                          1996      1997      1998        1997         1998
                        --------  --------  --------  ------------ ------------
                                                      (unaudited)
   Net Loss
     As Reported....... $(10,745) $(39,640) $(50,231)   $(15,191)    $(21,613)
     Pro Forma.........  (11,846)  (40,800)  (54,697)    (17,886)     (23,452)
   Loss per share
     As Reported....... $  (0.62) $  (2.25) $  (2.40)   $  (0.75)    $  (0.90)
     Pro Forma.........    (0.68)    (2.32)    (2.61)      (0.88)       (0.97)

  The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to options granted prior to April 1, 1995, and additional grants in future years are anticipated.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following assumptions used for grants in fiscal 1996, 1997 and 1998 and the nine-months ended December 27, 1997 and December 26, 1998:

                                   Fiscal Year             Nine Months Ended
                            -------------------------- -------------------------
                                                       December 27, December 26,
                              1996     1997     1998       1997         1998
                            -------- -------- -------- ------------ ------------
                                                       (unaudited)
   Dividend yield..........       0%       0%       0%         0%          0%
   Volatility..............      67%      67%      70%        70%         95%
   Risk-free interest
    rate...................    5.91%    5.61%    6.27%      6.27%       5.39%
   Expected stock option
    life................... 4.4 yrs. 4.4 yrs. 3.5 yrs.   3.5 yrs.     4.3 yrs

  Using these assumptions, the weighted average fair value of options granted was $6.17, $3.67 and $3.06 in fiscal 1996, 1997 and 1998 and $2.97 and $6.32 in the nine months ended December 27, 1997 and December 26, 1998, respectively.

 Option Repricing

  On April 23, 1997, the Compensation Committee of the Egghead.com Board of Directors approved a plan pursuant to which certain executive officers were offered an opportunity to exchange options having exercise prices in excess of the then current fair market value for new options having an exercise price of $4.375 per Egghead.com Common Share. Recipients of the repriced replacement options received credit for vesting under the original options, but could not exercise the new options for a one-year period following their date of grant. The Compensation Committee approved an option repricing on the same terms for employees other than executive officers on April 4, 1997.

 Restated Nonemployee Director Stock Option Plan

  In September 1993, Egghead.com's shareholders approved the Nonemployee Director Stock Option Plan, and in August 1995, Egghead.com's shareholders approved amendments thereto (as amended, the

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

Director Plan) under which 450,000 shares of Egghead.com's Common Stock were reserved for issuance. The Director Plan was restated by the Board of Directors on September 2, 1998. Options granted under the Director Plan generally vest over three years and terminate after 10 years. As of December 26, 1998, 110,000 shares were available for grant and 272,500 shares were subject to outstanding options, which have been granted at prices ranging from $5.88 to $10.75 per share. As of December 26, 1998, options for 118,000 shares were vested.

 The Executive Plan

  In February 1989, the Board of Directors approved four-year employment agreements and stock option agreements for three executive officers who are no longer with Egghead.com, whereby the officers' compensation was based on equity incentives. Each drew an annual salary of $1 per year during his term of employment. Options to acquire up to 1,700,000 shares of Common Stock were authorized under the Executive Plan. As of December 26, 1998, 325,000 options approved under the Executive Plan were never granted and 200,000 were subject to outstanding options, which have been granted to such former executive officers of Egghead.com at prices ranging from $10.38 to $20.00 per share. All outstanding options are vested and expire in February 1999. As of December 26, 1998, 1,175,000 of the options had been exercised at prices ranging from $10.38 to $20.00 per share. The Executive Plan is no longer active and no further options will be granted under the Executive Plan, which will terminate on February 22, 1999.

Note 5 401(k) Plan

  Egghead.com had two 401(k) retirement plans for the benefit of its employees, a DJ&J plan and a Surplus Direct plan (assumed in the acquisition). After six months of full-time employment (more than 1,000 hours), an employee was eligible to participate in the DJ&J plan. Prior to March 29, 1997, employee contributions were matched by Egghead.com at 50% of the employee's contribution up to 4% of their compensation. Egghead.com contributions were fully vested upon the completion of two years of service. Egghead.com contributions were approximately $228,000 and $466,000 in fiscal years 1996 and 1997, respectively. Subsequent to March 29, 1997, Egghead.com discontinued the guaranteed matching of employee contributions. Egghead.com may, however, make voluntary contributions in the future.

  In the Surplus Direct plan, an employee was eligible to participate in the plan after six months of full-time employment (more than 1,000 hours). Employee contributions were matched by Egghead.com at 25% of the employee's contribution up to 5% of their compensation. Egghead.com contributions are fully vested upon the completion of five years of service. Egghead.com contributions were approximately $17,000, $9,000 and $29,000 in fiscal year 1998 and the nine months ended December 27, 1997 and December 26, 1998, respectively.

  Effective January 1, 1999, the DJ&J Plan was amended and restated to merge the Surplus Software Plan into the DJ&J Plan and become the Egghead.com Plan ("the Plan"). In the Plan, employee contributions are matched by Egghead.com at 25% of the employee's contribution up to 5% of their compensation upon the employee's completion of six months of full-time employment or one year of eligibility service (more than 1,000 hours).

Note 6 Commitments and Contingencies

 Significant Suppliers

  In fiscal 1996 and 1997, two primary manufacturing suppliers in the aggregate accounted for approximately 24% and 25%, respectively, of Egghead.com's purchases. In fiscal 1997 and 1998, one primary distributor accounted for approximately 13% and 11%, respectively, of Egghead.com's purchases. In the

                       EGGHEAD.COM, INC. AND SUBSIDIARIES
nine months ended December 27, 1997 and December 28, 1998, one primary distributor accounted for approximately 12% and 10%, respectively, of Egghead.com's purchases. The loss of either of these suppliers or this distributor could have a material adverse effect on the Egghead.com's operating results and financial condition.

 Credit Line for Inventory Financing

  In December 1998, the Company was approved for a credit line of $5 million for the financing of inventory. The terms of such financing will vary depending on the vendor terms. The credit line is fully secured by the inventory purchased through the agreement with the lender, Finova Capital Corporation. The lender has reserved the right to discontinue the inventory financing at any time at their discretion. At December 26, 1998, there were no borrowings outstanding under this line of credit.

 Leases

  Egghead.com leases corporate offices and distribution facilities under operating leases with remaining lives on most leases ranging from one to six years. The leases generally require Egghead.com to pay taxes, insurance and certain common area maintenance costs.

  Aggregate rental expense, including common area maintenance charges, for all operating leases for fiscal 1996, 1997 and 1998 and the nine months ended December 27, 1997 and December 26, 1998 was approximately $16.0 million, $15.4 million and $7.8 million and $5.9 million and $1.1 million, respectively. As of December 26, 1998, future minimum rental payments under noncancelable operating leases for headquarters and distribution facilities, and equipment consisted of the following (in thousands):

                                                                      Operating
       Fiscal Year                                                     Leases
       -----------                                                    ---------
       Remainder of 1999.............................................  $  287
       2000..........................................................     816
       2001..........................................................     626
       2002..........................................................     463
       Thereafter....................................................   1,050
                                                                       ------
       Total minimum payments........................................  $3,242
                                                                       ======

  The Company has recorded a liability for retail stores and distribution facility lease terminations in connection with its retail restructure. See Note 8.

Note 7 Acquisition

  On August 14, 1997, the Company acquired Surplus Direct by issuing 5,310,888 shares of common stock and 289,112 options to purchase common stock of Egghead.com, Inc. The transaction included payment of $6.0 million of Surplus Direct debt. At the time, Surplus Direct was engaged in direct marketing of off-price computer hardware and software through catalogs and two Internet commerce sites. This acquisition was recorded using the purchase method of accounting. Operating results of Surplus Direct are included in the statement of operations from the date of acquisition. An excess purchase price of approximately $34.2 million, over identifiable assets, was determined based on the fair values of assets acquired and liabilities assumed. Amortization of goodwill will be over a period of 20 years. The following Pro Forma Consolidated Statement of Operations gives effect to the merger as though it occurred on March 30, 1997 at the beginning of fiscal 1998 according to purchase accounting. The Pro Forma Consolidated Statement of Operations have been prepared from the unaudited historical financial statements of

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

Egghead.com and the unaudited historical financial statements of Surplus Direct prior to the acquisition on August 14, 1997. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have been reported had the merger occurred at the beginning of fiscal 1998, nor is it necessarily indicative of future results of operations, nor does it incorporate any benefits from cost savings or synergies of operations of the combined company.

                                           Year Ended March 28, 1998
                          ------------------------------------------------------------
                               Historical               Pro Forma (unaudited)
                          --------------------- --------------------------------------
                                                  Net Joint
                                      Surplus      Venture         Other        Pro
                          Egghead     Direct    Adjustments(1) Adjustments(2)  Forma
                          --------  ----------- -------------- -------------- --------
                                    (unaudited)
                                   (in thousands, except per share amounts)
Net sales...............  $293,079    $21,601       $3,425         $ --       $318,105
Cost of sales...........   257,175     17,711        3,062           --        277,948
                          --------    -------       ------         -----      --------
Gross profit............    35,904      3,890          363           --         40,157
Selling, general and
 administrative expenses    68,066      6,098          587                      74,751
Depreciation and
 amortization...........     5,809        190           66           703         6,768
Restructuring and
 impairment charge......    19,500        --           --            --         19,500
                          --------    -------       ------         -----      --------
Operating loss..........   (57,471)    (2,398)        (290)         (703)      (60,862)
Other income (expense)..     2,940       (480)         290           --          2,750
                          --------    -------       ------         -----      --------
Loss from continuing
 operations before
 income taxes...........   (54,531)    (2,878)         --           (703)      (58,112)
Income tax..............       --         --           --            --            --
                          --------    -------       ------         -----      --------
Loss from continuing
 operations.............  $(54,531)   $(2,878)      $  --          $(703)     $(58,112)
                          ========    =======       ======         =====      ========
Basic loss from
 continuing operations
 per share..............  $  (2.60)   $ (1.06)                                $  (2.53)
                          ========    =======                                 ========
Shares used in per share
 calculations...........    20,967      2,719                                   22,980 (3)
                          ========    =======                                 ========

---------------------
(1) Had the merger occurred on March 30,1997 the existing joint venture (Egghead Computer Surplus) would have been consolidated. The pro forma adjustments, shown net of eliminating entries, reflect the net sales and expenses of the joint venture for the period from March 30, 1997 to August 13, 1997.

(2) The excess purchase price over the fair market value of net assets purchased was $34.2 million which is being amortized over 20 years. The adjustments reflect amortization of this goodwill from March 30, 1997 to August 13, 1997.

(3) The shares used in per share calculations have been adjusted to reflect the
    5.3 million shares issued as though they were issued on March 30, 1997.

  In January 1999, the Company received and subsequently retired 100,000 shares of Common Stock originally issued in connection with the Surplus Direct acquisition in settlement of certain pre-acquisition contingencies.

Note 8 Restructuring and Reorganization

  In the fourth quarter of fiscal 1997, Egghead.com recorded a $24.0 million restructuring and impairment charge to reorganize its operations. This plan involved, among other things, closing 70 of the 156 Egghead stores, a significant reduction in its headquarters staff and the closure of its Lancaster,

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

Pennsylvania distribution center. This charge included $6.2 million for the liquidation of inventory, $5.8 million in settlement of store and warehouse leases, $4.4 million for fixed asset dispositions and miscellaneous expenses, $3.3 million of store closing costs and related fixed asset dispositions, $3.3 million for severance and related benefits and $1.0 million in disposition and impairment of real estate. The $24.0 million restructuring charge was recorded as a $6.2 million charge to gross profit, a $1.8 million charge to selling and marketing expenses, a $0.3 million charge to general and administrative expenses and a $15.6 million charge to restructuring and impairment charges. The Company anticipates that the remaining payables as of December 26, 1998, related to the restructuring, consisting primarily of $0.6 million in lease obligations and $0.3 million in severance will be substantially settled by the end of fiscal 1999.

  In the fourth quarter of fiscal 1998, Egghead.com recorded a $37.6 million restructuring charge to reorganize its operations for a plan involving, among other things, closing the remaining Egghead stores, a significant reduction in its headquarters staff and the closure of its Sacramento, California distribution center. This charge includes approximately $17.1 million for retail lease terminations and related fixed asset disposals, $10.0 million for store closing costs, $6.2 million for the liquidation of inventory, $2.1 million for the closure of the Sacramento distribution center and $2.2 million in severance, fixed asset disposal and other miscellaneous expenses related to the reduction of the Company's headquarters operation. The $37.6 million restructuring charge was recorded as a $6.2 million charge to gross profit, a $6.4 million charge to selling and marketing expenses, a $0.5 million charge to general and administrative expenses and a $24.5 million charge to restructuring and impairment charges. The $24.5 million fiscal 1998 restructuring and impairment charge was partially offset by a reduction of $5.0 million in fiscal 1997 restructuring and impairment reserves. There were no other adjustments to the restructuring reserves. Egghead.com anticipates that the settlement of all leases and claims related to the restructuring will be substantially completed by the end of fiscal 1999. At December 26, 1998, the remaining payables related to the restructuring consisted primarily of $5.9 million in retail lease obligations, $0.7 million in severance and employee benefits and $0.4 million miscellaneous costs.

Note 9 Discontinued Operations

  Effective May 13, 1996, Egghead.com sold its CGE (Corporate, Government and Education) division to Software Spectrum, Inc. (SSI), a Texas corporation, for $45.0 million in cash pursuant to the terms of an asset purchase agreement entered into on March 23, 1996. The asset purchase agreement required Egghead.com to provide SSI with certain support services, for a period not to exceed 120 days, on Egghead.com's behalf, SSI's collection of Egghead.com's CGE-related accounts receivable for a period not to exceed 150 days and a lease to SSI for a period of three years of a portion of Egghead.com's Spokane facility.

  Gain on the disposition of the discontinued operation was $36.5 million ($22.3 million after tax). The sales price for the CGE division was $45.0 million, which did not include the accounts receivable, which were collected during the fiscal year. The reported gain is net of fixed assets and lease write-offs of $1.2 million, transaction, legal and accounting fees of $2.0 million, transition period employment costs of $1.8 million and costs of $3.4 million related to the fulfillment of post-sale obligations as noted above.

  The net assets and liabilities relating to discontinued operations have been segregated on the consolidated balance sheet from their historic classifications to separately identify them as being related to the discontinued operations. Liabilities related to the disposition of the CGE division at March 29, 1997 consisted of liabilities relating to CGE activities and additional reserves deemed necessary to complete the disposition of remaining CGE assets, including the settlement of any remaining claims. The balance at

                       EGGHEAD.COM, INC. AND SUBSIDIARIES

March 30, 1996 consisted of liabilities to be assumed by SSI upon the completion of the sale. In fiscal 1998, the remaining liabilities and reserves relating to CGE activities and claims were settled. As of March 28, 1998, there are no remaining net assets and liabilities relating to discontinued operations.

  The income from discontinued operations for fiscal 1996, 1997 and 1998 is comprised of the following (in millions):

                                                               Fiscal Year
                                                           --------------------
                                                            1996   1997    1998
                                                           ------ -------  ----
   Net sales.............................................. $363.3 $  39.3  $--
   Costs and expenses.....................................  362.7    59.4  (4.3)
                                                           ------ -------  ----
   Income (loss) before provision for income taxes........    0.6   (20.1)  4.3
                                                           ------ -------  ----
   Income tax expense (benefit)...........................    0.2    (7.8)  --
                                                           ------ -------  ----
   Income (loss) from discontinued operations............. $  0.4 $ (12.3) $4.3
                                                           ====== =======  ====

  There was no income or loss from discontinued operations during the nine months ended December 27, 1997 and December 26, 1998.

Note 10 Recapitalization and Sale of Subsidiary

  On November 11, 1997 Egghead.com recapitalized its wholly owned subsidiary Elekom. As part of the recapitalization, certain venture capitalists invested capital in Elekom, reducing the Company's ownership percentage to approximately 26% as of March 28, 1998. Prior to recapitalization, income and expenses of Elekom were recorded in the Company's operating results. After recapitalization, the Company's share of the results of operations of Elekom were included using the equity method of accounting and are reflected in the other income (expense) in the Company's consolidated statements of operations. On November 9, 1998, the remaining ownership in Elekom was sold at a gain of approximately $3.3 million. An additional $0.6 million gain is being deferred due to a contingency clause in the sales agreement and will be held in escrow until April 30, 2000, subject to favorable resolution of the contingencies.

Note 11 Sale of Property

  On May 1, 1998, the Company sold its previous headquarters building located in Liberty Lake, Washington, for approximately $7.5 million. The building was recorded in the Property Held for Sale on the Company's Balance Sheet as of March 28, 1998. The Company leases approximately 7,000 square feet of the building over a lease term of one year, including extensions.

Note 12 Subsequent Event

  In January 1999, the Company's Board of Directors approved a plan to issue additional shares of Common Stock in a public offering.

[EGGHEAD.COM LOGO ACCOMPANIED BY TEXT: "SHOP THREE TIMES SMARTER(SM)" "Superstores/over 30,000 products online" "Auctions/Action-packed online bidding" "SurplusDirect/The online liquidation center"]


[TEXT: "www.egghead.com"]
        ---------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             5,030,000 Shares

                           [LOGO OF EGGHEAD.COM(R)]

                                  Common Stock

                                 ------------

                                   PROSPECTUS

                                 ------------

                               Hambrecht & Quist

                         BancBoston Robertson Stephens

                             Prudential Securities

                        U.S. Bancorp Piper Jaffray

                                 ------------

                                          , 1999

                                 ------------

  You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Egghead.com and the selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of our common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   Securities and Exchange Commission registration fee................ $ 26,036
   NASD filing fee....................................................   10,366
   Nasdaq National Market listing fee.................................   17,500
   Blue Sky fees and expenses.........................................   15,000
   Printing and engraving expenses....................................  150,000
   Legal fees and expenses............................................  250,000
   Accounting fees and expenses.......................................   80,000
   Transfer Agent and Registrar fees..................................   10,000
   Miscellaneous expenses.............................................   41,098
                                                                       --------
     Total............................................................ $600,000
                                                                       ========

Item 15. Indemnification of Directors and Officers

  Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article 9 of the registrant's restated bylaws provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose.

  The Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 10 of the registrant's restated articles of incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

  The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the registrant and the selling shareholders, and by the registrant and the selling shareholders of the underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in this registration statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 NUMBER                               DESCRIPTION
 ------                               -----------
  1.1   Form of Underwriting Agreement.

  3.1+  Restated Articles of Incorporation.

  3.2++ Restated Bylaws.

  5.1   Opinion of Perkins Coie LLP as to the legality of the shares.

 21.1** Subsidiaries of the Registrant.

 23.1   Consent of Arthur Andersen LLP.

        Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit
 23.2   5.1 hereto).

 24.1** Power of Attorney.

---------------------

 + Incorporated by reference to Exhibit 3.3 filed with the registrant's report on Form 10-K for the fiscal year ended March 28, 1998.

++ Incorporated by reference to Exhibit 3.2 filed with the registrant's report on Form 10-K for the fiscal year ended March 28, 1998.

** Previously filed.

  (b) Financial Statement Schedules

  All schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on the 10th day of March, 1999.

                                          EGGHEAD.COM, INC.

                                                  /s/ Brian W. Bender
                                          By: _________________________________
                                                     Brian W. Bender
                                              Chief Financial Officer, Vice
                                           President of Finance and Secretary

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of March, 1999.

       Signature                                      Title
       ---------                                      -----

               George P. Orban*           Chairman of the Board and
     ____________________________________  Chief Executive Officer
               George P. Orban             (Principal Executive
                                           Officer)

             /s/ Brian W. Bender          Chief Financial Officer,
     ____________________________________  Vice President of Finance
               Brian W. Bender             and Secretary (Principal
                                           Financial and Accounting
                                           Officer)

             Gregory J. Boudreau*         Director
     ____________________________________
             Gregory J. Boudreau

             Jonathan W. Brodeur*         Director
     ____________________________________
             Jonathan W. Brodeur

               C. Scott Gibson*           Director
     ____________________________________
               C. Scott Gibson

               Eric P. Robison*           Director
     ____________________________________
               Eric P. Robison

               Robert T. Wall*            Director
     ____________________________________
                Robert T. Wall

                 Karen White*             Director
     ____________________________________
                 Karen White


              Melvin A. Wilmore*          Director
     ____________________________________
              Melvin A. Wilmore


                /s/ Brian W. Bender
     * By: ___________________________
              Brian W. Bender
             Attorney-in-Fact

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                 EXHIBITS
 -------                                --------
  1.1    Form of Underwriting Agreement.

  3.1+   Restated Articles of Incorporation.

  3.2++  Restated Bylaws.

  5.1    Opinion of Perkins Coie LLP as to the legality of the shares.

 21.1**  Subsidiaries of the Registrant.

 23.1    Consent of Arthur Andersen LLP.

         Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit
 23.2    5.1 hereto).

 24.1**  Power of Attorney.

---------------------

 + Incorporated by reference to Exhibit 3.3 filed with the registrant's report on Form 10-K for the fiscal year ended March 28, 1998.

++ Incorporated by reference to Exhibit 3.2 filed with the registrant's report on Form 10-K for the fiscal year ended March 28, 1998.

**  Previously filed.